Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. THIS DOCUMENT (OTHER THAN PARTS 7, 8 AND 9) COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. When considering what action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Existing Ordinary Shares, please send this document and the other enclosed documents at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. For certain securities law considerations applicable to Overseas Shareholders, see paragraphs 14 and 15 of Part 3 of this document.
This document should be read as a whole and in conjunction with the accompanying Forms of Proxy. A copy of the Listing Particulars of New IHG has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of the Financial Services and Markets Act 2000. The Listing Particulars are available free of charge at the address of the registered office of InterContinental Hotels Group PLC as set out in paragraph 18 of Part 3 of this document or by calling the Shareholder Helpline on 0870 600 2027 (+44 1903 702 767 from outside the United Kingdom).

InterContinental Hotels Group PLC
(incorporated and registered in England and Wales under the Companies Act 1985 and 1989 with
Registered No. 4551528)
Recommended proposals for the return of approximately £1 billion to IHG Shareholders by way of a capital reorganisation (by means of a scheme of arrangement under section 425 of the Companies Act 1985)

Meetings of IHG Shareholders to consider the Proposals contained in this document will be held on 1 June 2005. The Court Meeting will start at 11.00 a.m. on that date (or as soon as the Annual General Meeting to be held on that date concludes or is adjourned) and the Extraordinary General Meeting (the “EGM”) at 11.15 a.m. (or as soon thereafter as the Court Meeting concludes or is adjourned). Your Board unanimously recommends you to vote in favour of the Proposals. You should complete, sign and return your Forms of Proxy for each of the Court Meeting and the EGM to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LU as soon as possible but, in any event, so as to arrive not later than 11.00 a.m. and 11.15 a.m. respectively on 30 May 2005. In the case of the Court Meeting, the PINK Form of Proxy can also be handed to the Chairman at the meeting.
Application has been made to the UK Listing Authority for the New Ordinary Shares arising from the proposed reorganisation to be admitted to the Official List and for trading on the London Stock Exchange’s market for listed securities. It is expected that dealings in the Existing Ordinary Shares will continue until the close of business on 24 June 2005 and that Admission of the New Ordinary Shares will become effective and that unconditional dealings in them will commence on 27 June 2005.
THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.
Securities may not be offered or sold in the United States unless they are registered under the US Securities Act of 1933, as amended (the “Securities Act”) or exempt from such registration.
The New Ordinary Shares have not been, nor will be, and are not required to be registered with the US Securities and Exchange Commission (the “SEC”) under the Securities Act in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. US Shareholders who are affiliates (within the meaning of the Securities Act) of IHG or New IHG before implementation of the Scheme or are affiliates of New IHG after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of New Ordinary Shares received in connection with the Scheme under Rule 145(d) of the Securities Act.
Citigroup Global Markets Limited is acting exclusively for IHG and New IHG and no-one else in connection with the Proposals and will not be responsible to anyone other than IHG or New IHG for providing the protections afforded to its customers or for providing advice in relation to the Proposals or the contents of this document.

i

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

2005
Completion of the UK Hotels Disposal(1)	late May
Latest time and date for holders of IHG ADRs to provide voting instructions to the ADR Depositary for the Court Meeting and EGM	3.00 p.m. (New York time) on 25 May
Latest time for receipt of PINK Form of Proxy for the Court Meeting(2)	11.00 a.m. on 30 May
Latest time for receipt of GREEN Form of Proxy for the EGM	11.15 a.m. on 30 May
Voting Record Time for the Court Meeting and EGM(3)	6.00 p.m. on 30 May
AGM	10.30 a.m. on 1 June
Court Meeting(4)	11.00 a.m. on 1 June
EGM(5)	11.15 a.m. on 1 June
Court Hearing of the petition to sanction the Scheme(6)	24 June
Last day of dealings in Existing Ordinary Shares and IHG ADSs(7)	24 June
Scheme Record Time(7)	9.00 p.m. on 24 June
Scheme Effective Time(7)	shortly before 8.00 a.m. on 27 June
Dealings in New Ordinary Shares commence on the London Stock Exchange(7)	8.00 a.m. on 27 June
Crediting of New Ordinary Shares to CREST accounts(7)	8.00 a.m. on 27 June
Trading of New IHG ADSs commences on the New York Stock Exchange(7)	9.30 a.m. (New York time) on 27 June
Court Hearing of the petition to confirm the New IHG Reduction of Capital(7)	29 June
New IHG Reduction of Capital becomes effective(8)	30 June
Despatch of share certificates for New Ordinary Shares and cheques in respect of the Return and fractional entitlements (as appropriate)(8)	By 8 July
Payments in respect of the Return and fractional entitlements (as appropriate) credited to CREST accounts (8)	By 8 July

Notes:

(1)	Completion of the UK Hotels Disposal is conditional upon receiving EC Clearance.

(2)	If the PINK Form of Proxy for the Court Meeting is not returned by this time, it may be handed to the Chairman of the Court Meeting at that meeting.

(3)	If either the Court Meeting or the EGM is adjourned, the Voting Record Time for the adjourned meeting will be 6.00 p.m. on the day which is two days before the date of the adjourned meeting.

(4)	To begin at the time fixed or, if later, immediately following the end, or adjournment, of the AGM.

(5)	To begin at the time fixed or, if later, immediately following the end, or adjournment, of the Court Meeting.

(6)	This date will depend on completion of the UK Hotels Disposal.

(7)	These dates are indicative only and will depend, among other things, on completion of the UK Hotels Disposal, the date on which the Court sanctions the Scheme, and when the order is registered at Companies House.

(8)	These dates are indicative only and will depend, among other things, on the date on which the Scheme becomes effective, the date on which the Court confirms the New IHG Reduction of Capital and when the order is registered at Companies House.
All references to time in this document are to London time unless otherwise stated.
The dates and times given are based on IHG’s current expectation and may be subject to change.

ii

Shareholders are advised to read this document carefully. If you have any queries please contact our Shareholder Helpline on 0870 600 2027 if you are calling from the United Kingdom (+44 1903 702 767 if you are calling from outside the United Kingdom).

The Shareholder Helpline is available from 8.30 a.m. to 5.30 p.m. (UK Time), Monday to Friday. Note: For legal reasons, the Shareholder Helpline will only be able to provide information contained in this document and will not give advice on the merits of the Proposals or provide legal, financial or taxation advice.
After reading this document carefully,
Shareholders are encouraged to return their
                 PINK Form of Proxy
+
               GREEN Form of Proxy
AS SOON AS POSSIBLE
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements as defined under Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the Securities Act. Such statements include, but are not limited to, statements made by management about the proposed Return and dividend policies of New IHG. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “target”, “expect”, “intend”, “believe” or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.
Some factors that could affect the business and the financial results are described in the “Cautionary Note Regarding Forward-looking Statements” section of the Annual Report on Form 20-F for the financial year ended 31 December 2004 filed with the SEC.

iii

KEY QUESTIONS ANSWERED(1)
The Proposals described in this document are complicated and you may have a number of questions. Set out below are four key questions and answers. You should still read the full details of the Proposals and not just rely on the questions and answers.
1      What is being proposed?
The Company has announced that it is intending to return approximately £1 billion to Shareholders, which the Board believes is surplus to the requirements of the business. This means that, subject to the completion of the UK Hotels Disposal, and provided all necessary approvals are obtained and you are a Shareholder as at 9.00 p.m. on 24 June 2005, part of your investment in IHG will be returned to you. All Shareholders will exchange their shareholding in IHG for a combination of shares in a newly formed company (called “New InterContinental Hotels Group PLC” (“New IHG”)), which will own IHG, and cash. In addition, additional distributable reserves will be created in New IHG.
It is intended that, subject amongst other things to the Scheme becoming effective, New IHG will, with effect from the date of Admission, adopt the name “InterContinental Hotels Group PLC” to reflect the continuity of management and business, and IHG will change its name to InterContinental Hotels PLC and re-register as a limited company shortly thereafter.
2      What will I receive and when will I receive it?
If the Proposals are approved and implemented, you will receive shares in New IHG, together with a cash payment, in place of your Existing Ordinary Shares. This will be on the following basis:

For every 15 Existing Ordinary Shares	11 New Ordinary Shares and £24.75 in cash(2)
For illustrative purposes, we have set out below in the table some examples of how this will apply:

			Proportion of shares
			held in New IHG
	Number of Ordinary Shares		compared with the
			proportion of shares
IHG	New IHG	Cash(3)	held in IHG(4)

		(£)
50	36	82.50	same
100	73	165	same
150	110	247.50	same
200	146	330	same
250	183	412.50	same
The introduction of New IHG as the parent company of the Group is purely a structural change to facilitate the Return, and the management and business of the Group will not change as a result of the Proposals.
The Return will only happen once all the necessary approvals have been obtained. The New Ordinary Shares are expected to be listed, and therefore capable of being traded, from 27 June 2005. Your new share certificate and cash payment are expected to be despatched to you by 8 July 2005 if you hold your shares in the form of a share certificate.

(1)	The definitions set out on pages 54 to 58 inclusive apply to this section of the document, except where the context otherwise requires.

(2)	Equivalent to £1.65 for every Existing Ordinary Share held.

(3)	IHG Shareholders will also receive cash for any fractional entitlement arising.

(4)	Ignoring for these purposes any adjustments for fractional entitlements.

3      Why am I getting fewer New Ordinary Shares than I hold in IHG?
The Return represents approximately 26.5 per cent. of the Company’s market capitalisation as at London market close on 29 April 2005, the latest practicable date prior to the publication of this document. The number of New Ordinary Shares which you will hold following the Return will be approximately 26.5 per cent. lower (subject to rounding) than the number of Existing Ordinary Shares which you currently hold to reflect the fact that you are receiving cash under the Return. However, you will own the same proportion of New IHG, subject to adjustments for fractional entitlements, after the Proposals as you held in IHG before the Proposals.
4      What do I need to do?
You need to vote. The Return can only happen if we receive sufficient support from our Shareholders and relevant approvals from the Court.
In order to vote, you will find with this document two Forms of Proxy — there is a separate form for each of the shareholder meetings referred to below. Please complete, sign and return both of the Forms of Proxy to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LU as soon as possible but, in any event, so as to be received no later than 11.00 a.m. and 11.15 a.m. on 30 May 2005 for the Court Meeting and the EGM respectively. You should return the Forms of Proxy by post (faxes will not be accepted). You are asked to do this whether or not you intend to attend the Court Meeting and EGM in person. The PINK Form of Proxy for use at the Court Meeting may also be handed to the Chairman at the Court Meeting. Returning the Forms of Proxy will not prevent you from attending the meetings. Details on how you can return the forms are set out in Part 2 of this document.
In order to obtain the necessary shareholder approvals, there will be two shareholder meetings. The first is a meeting convened by an order of the Court to approve the Return. This meeting is called the “Court Meeting” in this document. The second is an extraordinary general meeting (referred to as the “Extraordinary General Meeting” or “EGM” in this document) to approve the Proposals as a whole. These meetings will be held immediately after the Annual General Meeting on 1 June 2005 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.
For the Court to be satisfied that the votes cast constitute a fair representation of the view of our shareholders, it is important that as many votes as possible are cast at the Court Meeting.
ACTION TO BE TAKEN
Please read the remainder of this document and then sign and return your
                 PINK Form of Proxy
(Court Meeting)
+
               GREEN Form of Proxy
(EGM)
AS SOON AS POSSIBLE
Holders of IHG ADRs are referred to paragraph 14 of Part 3 of this document for information on voting procedures relating to them.
If you have read this document but still have questions, we have set up a Shareholder Helpline on 0870 600 2027 if you are calling from the United Kingdom, open from 8.30 a.m. to 5.30 p.m. Monday to Friday (UK time) (+44 1903 702 767 if you are calling from outside the United Kingdom). For legal reasons this helpline will only be able to provide information contained in this document and will not provide advice on the merits of the Proposals or give any legal, financial or taxation advice. For legal, financial or taxation advice, you will need to consult your own legal, financial or taxation adviser. You are recommended to take independent professional advice if you are in any doubt as to the action you should take in relation to the Proposals.
HELPLINE: 0870 600 2027
(+44 1903 702 767 from outside the United Kingdom)

PART 1
LETTER FROM THE CHAIRMAN OF
INTERCONTINENTAL HOTELS GROUP PLC

Directors	Registered Office

David Webster	67 Alma Road

Andrew Cosslett	Windsor

Richard Solomons	Berkshire

Richard Hartman	SL4 3HD

Stevan Porter	Registered in England and Wales, No. 4551528

David Kappler	3 May 2005
Ralph Kugler
Robert C. Larson
David Prosser
Sir Howard Stringer

To:	IHG Shareholders and, for information only, to participants in the IHG Employee Share Schemes
Dear Shareholder
Recommended proposals for the return of approximately £1 billion to Shareholders by way of a capital reorganisation
On 10 March 2005 your Board announced its intention to return surplus capital to Shareholders subject to completion of the UK Hotels Disposal. In this document we set out the details of how this return of capital will be achieved. We are proposing to seek Shareholder approval and the sanction of the Court to introduce a new listed parent company of the Group, New InterContinental Hotels Group PLC (“New IHG”), and to return approximately £1 billion to Shareholders by way of a Scheme of Arrangement. Shortly after the Scheme becomes effective it is proposed to seek a further sanction of the Court to reduce the capital of New IHG. This allows us to create additional distributable reserves in New IHG, providing New IHG with additional flexibility going forward.
The purpose of this Circular is to provide Shareholders with details of the Scheme and the Return, together with other matters, and to explain why the Directors consider the Proposals to be in the best interests of IHG and its Shareholders as a whole.
The Proposals are important and require IHG Shareholder approval at two separate meetings, the Court Meeting and the EGM, both of which are to be held on 1 June 2005 immediately following the Company’s AGM. The Return cannot take place until we have both Shareholder and Court approval for the Proposals.
The Board unanimously recommends you to vote in favour of the Proposals and urges you to complete, sign and return the two Forms of Proxy enclosed with this document as soon as possible but in any event so as to be received no later than 11.00 a.m. and 11.15 a.m. on 30 May 2005 for the Court Meeting and the EGM respectively. You are asked to do this whether or not you intend to attend the Court Meeting and EGM in person.
Shareholders should note, however, that implementation of the Proposals is subject to completion of the UK Hotels Disposal. This is conditional upon receiving EC Clearance, expected in mid to late May 2005.
If the Proposals are approved, Shareholders will exchange their holding of Existing Ordinary Shares for New Ordinary Shares in the new parent company, New IHG, and a cash payment.
Background to and reasons for the Proposals
IHG is executing a strategy for growth through branding, managing and franchising hotels and, accordingly, hotels will only be owned where they support or drive IHG brands. As such, the Group has disposed of a number of hotels that it had historically owned or leased, converting many of them into managed hotels and thereby releasing capital employed in the Group. Since management or franchising arrangements require less capital investment than owning the hotels outright, the Group’s capital needs are lower than was previously the case. The Directors have in this case therefore decided to return excess funds to Shareholders.
As part of this process of returning excess funds, the Group announced (in March 2004) an on-market share repurchase programme for £250 million. By 20 December 2004 the programme was completed with, in total, 45.6 million shares repurchased at an average price of 548 pence per share. In September 2004 the Group announced a further £750 million return of funds to shareholders (bringing the total amount committed to be returned to shareholders since the demerger of the Six Continents group in April 2003 to £1 billion). This comprised a proposed special dividend of approximately £500 million and a further £250 million share repurchase programme. On 17 December 2004, £501 million was returned to shareholders by way of a special dividend of 72p per share. This special dividend was accompanied by a consolidation of the Company’s ordinary share capital on the basis of 25 new ordinary shares for every 28 existing ordinary shares, effective from 13 December 2004. The further £250 million share repurchase programme commenced on 20 December 2004. By 25 April 2005, a total of 20.3 million shares had been repurchased under the second repurchase programme at an average price per share of 632 pence (total, approximately £128 million).
Following completion of the UK Hotels Disposal, the Group will have additional funds available for return to Shareholders. In determining the amount of capital to be returned, the Directors have sought to balance the Group’s expected future capital requirements and the desire to increase return on capital employed. As a result they have determined that a further return of approximately £1 billion, in addition to the £1 billion already committed, is appropriate. The further return of approximately £1 billion and the Scheme is, however, subject to completion of the UK Hotels Disposal.
Outline of the Proposals
In order to implement the Proposals, IHG must go through a Court approved scheme of arrangement. This will result in a new listed company (New IHG) becoming the new parent company of IHG. The introduction of New IHG as the new parent company of the Group is purely a structural change to facilitate the Return, and the management and business of the Group will not change as a result of the Proposals. It is intended that, subject to the Scheme becoming effective, New IHG will, with effect from the date of Admission, adopt the name “InterContinental Hotels Group PLC” to reflect the continuity of management and business, and IHG will change its name to InterContinental Hotels PLC and re-register as a limited company shortly thereafter. Following the Scheme of Arrangement, New IHG will go through a Court approved reduction of capital to create distributable reserves to provide it with additional flexibility going forward.
Shareholders will become shareholders in New IHG, the new parent company of the Group. The Group will continue to have the same business and management team as IHG currently has. New IHG has not and will not trade or undertake any business prior to becoming the new parent company of the Group. All Shareholder mandates relating to payment of dividends on Existing Ordinary Shares, and all instructions given to IHG in relation to notices and other communications in force at the Scheme Record Time will, unless and until revoked or varied, be deemed as from the Scheme Effective Time to be valid and effective mandates and instructions to New IHG in relation to the corresponding holdings of New Ordinary Shares.
(a)    The Scheme

Under this Court approved scheme of arrangement, New IHG will be introduced as the new parent company of IHG. As a result of the Scheme, Shareholders will receive, in exchange for the Existing Ordinary Shares held at the Scheme Record Time (expected to be 9.00 p.m. on 24 June 2005), New Ordinary Shares and an amount in cash on the following basis:

For every 15 Existing Ordinary Shares	11 New Ordinary Shares and £24.75 in cash(1)

(1)	Equivalent to £1.65 for every Existing Ordinary Share held.

These New Ordinary Shares are in the new parent company, New IHG. It is expected that the cash amount to be returned to Shareholders will be sent to them by cheque by 8 July 2005.

Application has been made for the New Ordinary Shares to be admitted to the Official List and to be traded on the London Stock Exchange. Each Shareholder will own the same proportion of New IHG, subject to adjustments for fractional entitlements, in the form of New Ordinary Shares as they do with their Existing Ordinary Shares in IHG.

Fractional entitlements to New Ordinary Shares will not be allotted to Shareholders but will be aggregated and sold on their behalf. It is expected that their share of the proceeds of sale will be sent to them by cheque by 8 July 2005. Under the Scheme, the Existing Ordinary Shares will be cancelled and will cease to be valid and your share certificates in relation to those shares can be destroyed.

As you will note, you will receive fewer New Ordinary Shares than those you hold in IHG at the Scheme Record Time so that, after receiving £1.65 for every Existing Ordinary Share you own in the form of cash, the price per New Ordinary Share immediately after the Return should be approximately the same as the price per Existing Ordinary Share immediately before the Return. However, you will still own the same proportion of New IHG, subject to adjustments for fractional entitlements, after the implementation of the Proposals as you held in IHG before the implementation of the Proposals.

After the Scheme, the New Ordinary Shares will carry rights equivalent to the Existing Ordinary Shares in all material respects including their dividend, voting and other rights.
(b)    Reduction of Capital

Shareholder approval is also being sought for a Court approved reduction of capital of New IHG. The share capital of New IHG will be reduced to create distributable reserves of approximately £2.7 billion by decreasing the nominal amount of each New Ordinary Share issued pursuant to the Scheme from £6.25 to 10 pence.
Further details on the Proposals (including the conditions to which the Proposals are subject), are set out in the Explanatory Statement from Citigroup in Part 3 of this document. The Scheme itself is set out in Part 7 of this document.
Approval of the Proposals
In order to be able to effect the Proposals, Shareholder approval for the Scheme of Arrangement is required. Shareholder approval is needed at both a Shareholder meeting convened by the Court and at the EGM. The Scheme also requires the sanction of the Court.
Notices of the Court Meeting and the EGM are set out in Parts 8 and 9 respectively of this document.
At the Court Meeting, voting will be by poll and not by a show of hands. A poll means that each Shareholder who is entitled to be present and to vote (or his or her proxy) has one vote for every Existing Ordinary Share which he or she holds or represents. The Scheme must be approved at the Court Meeting by a majority in number representing 75 per cent. in nominal value of the Existing Ordinary Shares held by those present and voting, in person or by proxy.
In addition, Shareholders are being asked to approve the New IHG Reduction of Capital which also requires the confirmation of the Court.
American Depositary Receipts
Holders of IHG ADRs should read paragraph 14 of Part 3 of this document, which contains further important information regarding the proposals which are relevant to them and paragraph 2 of Part 4 of this document which contains a description of certain US tax consequences of the Proposals. Holders of IHG ADRs will be sent this document through the ADR Depositary.
Other Overseas Shareholders
Further information for other Overseas Shareholders is contained in paragraph 15 of Part 3 and paragraph 15 of Section B of Part 6 of this document.
Taxation
A guide to the general tax position of Shareholders who are resident or ordinarily resident in the UK and of certain other Overseas Shareholders is set out in Part 4 of this document.

All Shareholders are advised to consult a professional adviser. The absence of any reference to the tax consequences of the Proposals for Shareholders who are subject to tax in any particular jurisdiction should not be taken to imply that the implementation of the Proposals might not have adverse tax consequences for such Shareholders.
IHG Employee Share Schemes
The effect of the Scheme on the existing entitlements under the IHG Employee Share Schemes is summarised in paragraph 11 of Part 3 of this document.
All of the existing employee share schemes adopted by IHG will be replaced by the New IHG Employee Share Schemes. The rules of these new schemes will be identical in all material respects to the existing schemes. In particular, they will contain the same restrictions on the issue of new shares (dilution limits) and on the maximum benefits which may be awarded to employees. In the application of the dilution limits, account will be taken of options and awards that will be granted over New Ordinary Shares in substitution for options and awards granted under the IHG Employee Share Schemes. Accordingly, Shareholders’ approval is not being sought for the new schemes.
Business Directors and Employees
No changes are contemplated in the operations of the Group in terms of business, management or staff as a consequence of the Proposals or any element thereof and the rights of the management and employees of IHG, including existing conditions of service and pension rights, will be unaffected.
Amendments to IHG Articles of Association
Amendments are being proposed to IHG’s Articles in order to accommodate any IHG Ordinary Shares that are issued prior to 6.00 p.m. on the day before the Court Hearing in respect of the Scheme as a result of the exercise of options under the IHG Employee Share Schemes, and to implement the Proposals. Details of these and other amendments are set out in paragraph 12 of Part 3 of this document and the EGM resolution to adopt these changes is set out in Part 9 of this document.
Dividend Policy
The New IHG Directors intend to pursue a progressive dividend policy that is appropriate to the strategies of the Group.
Current Trading and Prospects
At the announcement of the preliminary results for the Group on 10 March 2005, the following information was provided on the current trading of the Group’s hotel business:

The Group has seen encouraging performance in the US. The key midscale brands, Express and Holiday Inn are showing rate growth. Crowne Plaza RevPAR is growing strongly, driven by strong performance in the meeting segment and the InterContinental brand is delivering strong results in key cities (e.g. New York). The UK, and particularly London, is showing strong RevPAR growth, driven by the corporate segment. The Group is seeing continued weakness in some Continental European markets (e.g. France, Benelux) but Germany is showing some positive signs. The Group’s business in the Middle East continues to deliver positive results, while the InterContinental Hong Kong had a good start to the year with double-digit RevPAR growth and mainland China also performed strongly.
Also as part of the presentation of the preliminary results, information was provided in relation to the Britvic business. Turnover increased by 5 per cent. for the full financial year, with volume up 2 per cent., but operating profit had reduced by 4 per cent., affected by investment in the business, pension costs and poor weather. Capital expenditure is, however, expected to be less in 2005, and the year started positively with volume increases over the previous year, and several initiatives planned with the intention of increasing profit and tightly controlling costs.
Based on the information available to the Directors at the date of this document, the Directors believe that there has been no material change in the broad trend of current trading since 10 March 2005 and the outlook for the Group’s trading for the full financial year remains in line with the Directors’ expectations.

Further information
Notices convening the Court Meeting and the EGM are set out in Parts 8 and 9 respectively of this document. The remainder of this document contains important information to help you to decide how to vote. All of this document (other than Parts 7, 8 and 9) forms part of the explanatory statement for Shareholders for the purpose of Section 426 of the Companies Act. Please do not just rely on the summary information contained in this letter.
Additional information on IHG and New IHG is contained in Part 6 of this document.
New IHG has prepared Listing Particulars in relation to its issue of New Ordinary Shares to Shareholders. Copies of the Listing Particulars are not being sent to Shareholders, but you can obtain a copy of them, free of charge, until 1 June 2005 from the registered office of IHG or from its website (www.ihgplc.com) or by calling the Shareholder Helpline on 0870 600 2027 if you are calling from the United Kingdom (+44 1903 702 767 if you are calling from outside the United Kingdom) between 8.30 a.m. and 5.30 p.m. (UK time) Monday to Friday. Listing Particulars will also be available (until that date) for inspection only during normal business hours at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.
Action to be taken
Shareholder meetings
Shareholders are being asked to approve the Proposals which involve the creation of a new parent company for the Group in order to allow IHG to return approximately £1 billion to Shareholders and to increase financial flexibility as described above. It is very important that Shareholders use their vote in order that the Court can be satisfied that the votes cast constitute a fair representation of the views of the IHG Shareholders.
With this document Shareholders will find two Forms of Proxy, a PINK one for the Court Meeting and a GREEN one for the EGM, which are the meetings at which your Board will ask you to approve the Proposals. Your votes count. Please ensure you complete, sign and return both Forms of Proxy to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LU as soon as possible but, in any event, so as to be received no later than 11.00 a.m. and 11.15 a.m. on 30 May 2005 for the Court Meeting and the EGM respectively. You should return the Forms of Proxy by post (faxes will not be accepted). In the case of the Court Meeting, the PINK form can also be handed to the Chairman at the meeting. Further details on how to do this are set out in Part 2 of this document. You are asked to do this whether or not you intend to attend the Court Meeting and EGM in person.
The Court Meeting and the EGM will be held on 1 June 2005 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.
ACTION TO BE TAKEN
Shareholders are encouraged to return their:
                 PINK Form of Proxy
+
               GREEN Form of Proxy
AS SOON AS POSSIBLE

Recommendation
The Directors have received financial advice from Citigroup. In providing advice to the Directors, Citigroup has relied on the Directors’ commercial assessments of the Proposals.
The Directors consider the Proposals to be in the best interests of the Shareholders as a whole and unanimously recommend Shareholders to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM, as they intend to do so in respect of their own beneficial holdings of 288,334 Existing Ordinary Shares, representing approximately 0.05 per cent. of the issued share capital of IHG.
Yours faithfully
David Webster
Chairman

PART 2
VOTING INFORMATION
This section provides more detailed information for IHG Shareholders and participants in the Britvic SIP in connection with the Court Meeting and EGM. Other “participants” (i.e. the holders of Existing Ordinary Shares in PEPs and ISAs) should consult their relevant plan managers. Holders of IHG ADRs should read paragraph 14 of Part 3 of this document which contains further information relevant to them.
1      The Meetings
Two additional Shareholder meetings will be held after the AGM on 1 June 2005:

1.	a Court Meeting, the notice for which is set out in Part 8 of this document; and

2.	an EGM, the notice for which is set out in Part 9 of this document.
Both meetings will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The doors will open at 10.00 a.m. prior to the AGM which will be the first meeting, and which is scheduled to begin at 10.30 a.m.
The Court Meeting will follow immediately after the AGM and is a meeting of Shareholders convened by order of the Court as part of the procedure for approving the Proposals. IHG Shareholders are being asked to approve the Scheme, details of which are contained in the Explanatory Statement in Part 3 of this document.
The EGM will follow immediately after the Court Meeting. Shareholders are being asked to vote on the resolution in connection with the Scheme and the New IHG Reduction of Capital, details of which are contained in the Explanatory Statement in Part 3 of this document.
“Electronic proxy appointment” is available for the AGM. This facility enables Shareholders to lodge their proxy appointment by electronic means on a website provided by the Registrar, or for those who hold their shares in CREST, through the CREST electronic appointment service. Shareholders should note however, that due to technical requirements of the Scheme such facility will not be available for the appointment of proxies in respect of the Court Meeting and the EGM. Shareholders are instead asked to sign and return in hard copy (faxes will not be accepted) the Forms of Proxy to the Registrar by the time and in the manner described in section 2 below of this Part 2.
2      Information for Shareholders
In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, Shareholders have the right to attend, speak and vote at the Court Meeting and the EGM (or, if they are not attending the meetings, to appoint someone else as their “proxy” to vote on their behalf) if they are on the IHG register at 6.00 p.m. on 30 May 2005. Changes to entries of the register of members after that time will be disregarded in determining the rights of any person to attend and/or vote at the meeting. If either meeting is adjourned, only those Shareholders on the IHG register at 6.00 p.m. on the day which is two days before the date of the adjourned meeting are entitled to attend, speak and vote or to appoint a proxy.
The number of shares a Shareholder holds as at the above register deadline will determine how many votes a Shareholder or his proxy will have in the event of a poll.
Shareholders not attending the meeting
Shareholders may appoint a proxy — someone who will attend the meetings on their behalf and vote in the event of a poll — by completing and returning the accompanying Forms of Proxy. For Shareholders’ convenience the appointment of the Chairman as proxy has already been included, although Shareholders may appoint someone else as their proxy if they so wish. A proxy need not be a shareholder of the Company.
Shareholders have been sent two Forms of Proxy, a PINK one for the Court Meeting and a GREEN one for the EGM. Before completing the Forms of Proxy, please read the explanatory notes on the forms.

Posting details for shareholders not attending the meetings
Please return the Forms of Proxy to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LU so as to be received not later than 11.00 a.m. on 30 May 2005 (for the Court Meeting) and 11.15 a.m. on 30 May 2005 (for the EGM) by post (faxes will not be accepted). You are asked to do this whether or not you intend to attend the Court Meeting and EGM. However, in the case of the Court Meeting, the PINK form can also be handed to the Chairman at the meeting. Returning the Forms of Proxy will not prevent Shareholders from attending in person and voting at the meetings. In the event of a poll on which a Shareholder votes in person, any proxy votes lodged with the Registrar by that Shareholder will be excluded.
IHG Shareholders outside the UK
Shareholders with addresses outside the UK should return their Forms of Proxy in an envelope stamped as required by their local postal authorities to the Lloyds TSB Registrars address as set out above. Further information for Overseas Shareholders is contained in paragraphs 14 and 15 of Part 3 of this document.
Joint Shareholders
All joint Shareholders may attend and speak at the meetings or appoint a proxy. If more than one joint Shareholder votes or appoints a proxy, the only vote or appointment which will count is the vote or appointment of the first Shareholder listed on the register of members.
3      Information for participants in the IHG Employee Share Schemes
Please note that participation in an IHG Employee Share Scheme does not give the participant the right to attend the Court Meeting or EGM (unless such participant is already an IHG Shareholder).

PART 3
EXPLANATORY STATEMENT FROM CITIGROUP GLOBAL MARKETS LIMITED

Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom
3 May 2005

To:	IHG Shareholders and, for information only, to participants in the IHG Employee Share Schemes
Dear Shareholder
Recommended proposals for the return of approximately £1 billion to Shareholders by way of a capital reorganisation
1      Introduction
Your attention is drawn to the Chairman’s letter in Part 1 of this document, which outlines the reasons for the Proposals and contains the recommendation of your Board, and which forms part of this Explanatory Statement.
2      Description of the Scheme
Under the Court approved Scheme of Arrangement, made pursuant to section 425 of the Companies Act, New IHG will be introduced as the new parent company of IHG. New IHG will acquire IHG in return for (i) the issue by New IHG of New Ordinary Shares and (ii) the payment of cash, in each case to former IHG Shareholders. Shareholders on the register of IHG at the Scheme Record Time, which is expected to be 9.00 p.m. on 24 June 2005, will receive the following:

For every 15 Existing Ordinary Shares	11 New Ordinary Shares and £24.75 in cash(1)

(1)	Equivalent to £1.65 for every Existing Ordinary Share held.
Under the Scheme:

(i)	the Existing Ordinary Shares will be cancelled and IHG Shareholders at the Scheme Record Time will be allotted 11 New Ordinary Shares, credited as fully paid, and will be paid £24.75 in cash for every 15 Existing Ordinary Shares then held; and

(ii)	following the cancellation of the Existing Ordinary Shares, the issued share capital of IHG will be restored to its former amount using the reserve arising in the books of IHG from the cancellation to issue shares of an equivalent nominal amount to New IHG and/or its nominee(s).
As a result, New IHG will become the new parent company of IHG and the issued ordinary share capital of New IHG will be owned by former IHG Shareholders (other than those New Ordinary Shares owned prior to the Scheme Effective Time by the New IHG Subscribers). At present, New IHG is wholly-owned by the New IHG Subscribers.
At the EGM, IHG Shareholders will be asked to authorise the issue and allotment to New IHG of one new Deferred Share in IHG. This Deferred Share is required to be issued and allotted to New IHG prior to the Scheme Effective Time in order to avoid a legal technicality.
Immediately prior to the Scheme Effective Time, the New IHG Subscribers will each hold an ordinary share in New IHG. One of the two New IHG Subscribers will also hold a redeemable preference share
Citigroup Global Markets Limited
Registered Office: Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB
Registered in England. Registered Number 1763297.

of £50,000 in New IHG. Immediately following the implementation of the Scheme, all of the remaining share capital of New IHG will be held by former IHG Shareholders. New IHG intends to redeem the redeemable preference share held by the relevant New IHG Subscriber as soon as is reasonably practicable following the Return.
Prior to the Scheme Effective Time, IHG may issue a limited number of ordinary shares so as to ensure that there will be a whole number of New Ordinary Shares in issue after the Scheme Effective Time. In addition, the New IHG Subscribers may acquire a limited number of shares in IHG prior to the Scheme Effective Time for tax reasons. Fractional entitlements to New Ordinary Shares will not be allotted to Shareholders but will be aggregated and issued to a nominee and sold on Shareholders’ behalf. These New Ordinary Shares will be sold as soon as reasonably practicable following the implementation of the Scheme and the net proceeds of such sale will be sent to New IHG Shareholders in cash according to their fractional entitlements (to be received at the same time as the cash amount to which such Shareholders are otherwise entitled pursuant to the terms of the Scheme). None of IHG, New IHG (nor their respective directors or officers) or the nominee will have any liability for any losses or damages arising as a result of the timing or terms of this sale, barring bad faith or wilful default. It is expected that the proceeds of such sales will be sent by cheque by 8 July 2005 save as regards New IHG Shareholders who hold their shares through CREST, for whom it is expected that such proceeds will be credited to the relevant CREST account by the same date (to be received at the same time as the cash amount to which such Shareholders are otherwise entitled pursuant to the terms of the Scheme) unless New IHG otherwise wishes to exercise its absolute discretion to issue cheques in lieu thereof. As part of the Scheme, the Existing Ordinary Shares will be cancelled and will cease to be valid.
Holders of Existing Ordinary Shares whose holdings are registered in CREST will automatically have their New Ordinary Shares credited to their CREST account, while certificated Shareholders will receive share certificates. It is expected that definitive share certificates in respect of the New Ordinary Shares will be despatched to Shareholders who hold their shares in certificated form by 8 July 2005.
All mandates relating to payment of dividends on Existing Ordinary Shares, and all instructions given to IHG in relation to notices and other communications in force at the Scheme Record Time will, unless and until revoked or varied, be deemed as from the Scheme Effective Time to be valid and effective mandates and instructions to New IHG in relation to the corresponding holdings of New Ordinary Shares.
The full text of the Scheme is set out in Part 7 of this document.
3      New IHG Reduction of Capital
The New IHG Reduction of Capital will be implemented to increase the level of distributable reserves in New IHG in order to provide additional flexibility going forward. The New IHG Subscribers will resolve, conditional on the New Ordinary Shares being issued pursuant to the Scheme, to reduce the share capital so issued. Shareholders are being asked to approve this at the EGM. The New IHG Reduction of Capital will also require the confirmation of the Court (which will, among other things, seek to ensure that New IHG creditors are adequately protected).
Under the New IHG Reduction of Capital, the share capital of New IHG will be reduced to create distributable reserves of approximately £2.7 billion by decreasing the nominal amount of each New Ordinary Share in issue from £6.25 to 10 pence.
4      Conditions of the Proposals

(a)	Conditions of the Scheme
Implementation of the Scheme is conditional upon the following:

(i)	completion of the UK Hotels Disposal;

(ii)	the approval of the Scheme by a majority in number representing 75 per cent. by value of the holders of the Existing Ordinary Shares present and voting either in person or by proxy at the Court Meeting;

(iii)	the passing of the necessary special resolution to give effect to the Scheme at the EGM which is set out in Part 9 of this document;

(iv)	the sanction of the Scheme, and the confirmation of the reduction of capital of IHG which comprises part of the Scheme, by the Court;

(v)	the registration by the Registrar of Companies of an office copy of the Court Order sanctioning the Scheme and confirming the reduction of capital of IHG comprising part thereof; and

(vi)	the grant by the UK Listing Authority and the London Stock Exchange of permission for Admission of the New Ordinary Shares to be issued pursuant to the Scheme subject only to allotment, and such permission not being withdrawn prior to the Scheme Effective Time.

(b)	Conditions of the New IHG Reduction of Capital
Implementation of the New IHG Reduction of Capital is conditional upon the following:

(i)	the Scheme becoming effective and the New Ordinary Shares to be issued pursuant to the Scheme being issued by New IHG;

(ii)	the confirmation of the New IHG Reduction of Capital by the Court; and

(iii)	the registration by the Registrar of Companies of an office copy of the Court Order confirming the New IHG Reduction of Capital.
5      Timetable
The Court Hearing to sanction the Scheme is expected to be held on 24 June 2005 at the Royal Courts of Justice, Strand, London. Shareholders will have the right to attend the Court Hearing to support or oppose the Scheme and to appear in person or be represented by Counsel.
The Court Hearing to confirm the New IHG Reduction of Capital is expected to be held on 29 June 2005. New IHG Shareholders will have the right to attend the Court Hearing to support or oppose the New IHG Reduction of Capital and to appear in person or be represented by Counsel.
The Scheme will only become implemented in full when an office copy of the Court Order sanctioning the Scheme and confirming the related reduction of capital of IHG is registered by the Registrar of Companies. The New IHG Reduction of Capital will only become effective when an office copy of the Court Order confirming the New IHG Reduction of Capital is registered by the Registrar of Companies.
Assuming that the conditions set out above are satisfied, the Scheme is expected to become effective on 27 June 2005 and the New IHG Reduction of Capital on 30 June 2005. The dates and times set out in this document are based on IHG’s current expectation and may be subject to change. However, if the Scheme has not become effective by 31 December 2005 (or such later date as IHG and New IHG may agree and the Court may allow), it will lapse and neither the Scheme nor the New IHG Reduction of Capital will proceed.
It is expected that Existing Ordinary Shares will cease to be traded on the London Stock Exchange at the close of business on 24 June 2005. It is expected that trading in the IHG ADRs will continue on the New York Stock Exchange until the close of business (New York time) on the same day.
If the Proposals are implemented in full, it is anticipated that New Ordinary Shares will be admitted to the Official List and commence trading on the London Stock Exchange at 8.00 a.m. on 27 June 2005. New IHG ADRs are therefore expected to be accepted for listing on the New York Stock Exchange and trading in New IHG ADRs is expected to commence on the New York Stock Exchange at 9.30 a.m. New York time on 27 June 2005.
6      Modifications to the Scheme
The Scheme contains a provision for IHG and New IHG jointly to consent, on behalf of all concerned, to any modification of, or addition or condition to, the Scheme which the Court may think fit to approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of IHG Shareholders unless IHG Shareholders were informed of any such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of IHG Shareholders should be held. Similarly, if a modification, addition or condition is put forward which in the opinion of the Directors, is of such a nature or importance to require the consent of IHG Shareholders at a further meeting, the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.
7      Funding the Return
In order to fund the Return, relevant subsidiaries within the Group will make certain loans to New IHG. The making of such loans is to be “whitewashed” in order to ensure that there is no breach of the unlawful financial assistance provisions contained in section 151 of the Companies Act. As part of this process, IHG will be re-registered as a private limited company shortly following Admission.
8      Taxation
Certain taxation considerations relevant to UK resident Shareholders and Overseas Shareholders are set out in Part 4 of this document.
Shareholders who are in any doubt as to their tax position should consult their professional adviser.
9      Business, Directors and Employees
The composition of the board of New IHG is the same as that of the current Board and is set out in paragraph 3 of Section A of Part 6 of this document. The Non-Executive Directors will become Non-Executive Directors of New IHG, as the new parent company of IHG, and are therefore expected to cease to be directors of IHG on or shortly after the Scheme Effective Time.
10    Directors’ Interests
The interests of the Directors in the share capital of IHG are set out in paragraph 5 of Section B of Part 6 of this document. Directors who are participants in the IHG Employee Share Schemes will be treated in the same manner as other participants in those schemes.
Details of Directors’ service agreements and appointment letters are set out in paragraph 6 of Section B of Part 6 of this document. The total emoluments receivable by each of the Directors will not be varied as a result of the Proposals.
Save as described above, the effect of the Proposals on the interests of the Directors does not differ from its effect on the like interests of other persons.
11    IHG Employee Share Schemes
It is intended that rights of participants in the IHG Employee Share Schemes will be exchanged for equivalent rights over New Ordinary Shares. A separate communication is being sent to such participants to explain the impact of the Proposals on their entitlements.
Participants in the Britvic SIP are beneficially entitled to the shares held for them by the trustee of the Britvic SIP and will accordingly participate in the Proposals. A separate communication is being sent to them to explain the position in more detail.
12    Articles of association
The IHG Articles will be amended to accommodate any IHG Ordinary Shares that are issued prior to 6.00 p.m. on the day before the Court Hearing in respect of the Scheme as a result of the exercise of rights arising under the IHG Employee Share Schemes, and to designate one unissued IHG Ordinary Share as a Deferred Share for the purposes of implementing the Proposals. The IHG Articles will also be amended to give IHG the ability in certain circumstances (as more particularly described in paragraph 15 below) to procure the transfer of an Overseas Shareholder’s holding of Scheme Shares to a nominee on terms that the nominee sell any New Ordinary Shares to which such Shareholder would otherwise be entitled and remit the net proceeds to that Shareholder.
13    Listing, settlement, dealings and cancellation of IHG Shares
Application has been made to the UK Listing Authority for up to 480 million New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange. The last day of dealings in Existing Ordinary Shares is expected to be 24 June 2005. The last time for registration of transfers of Existing Ordinary Shares is expected to be at 6.00 p.m. on 24 June 2005. It is expected that dealings in New Ordinary Shares will commence at 8.00 a.m. on 27 June 2005, the Business Day following the Scheme Record Time. If the Scheme is implemented, it is intended that the listing of the Existing Ordinary Shares on the London Stock Exchange will be cancelled at the same time.
(a)                    New Ordinary Shares in certificated form
IHG Shareholders who hold their Existing Ordinary Shares in certificated form at the Scheme Record Time will receive their New Ordinary Shares in certificated form.
Certificates for such New Ordinary Shares are expected to be despatched by 8 July 2005 (or within 14 days of any alternative Scheme Effective Time) to holders of the Existing Ordinary Shares who are on the register of IHG at the Scheme Record Time. In the case of joint holders, certificates will be despatched to the person whose name appears first in the register or in accordance with special instructions. Pending receipt of certificates, transfers will be certified against New IHG’s register. Temporary documents of title have not been, and will not be, issued in respect of the New Ordinary Shares.
As from the Scheme Effective Time, existing certificates representing holdings of Existing Ordinary Shares will cease to be valid and should be destroyed.
(b)                    New Ordinary Shares in CREST
IHG Shareholders who hold their Existing Ordinary Shares in CREST at the Scheme Record Time will receive New Ordinary Shares in uncertificated form. It is expected that New Ordinary Shares will be credited to the CREST account of the IHG Shareholder concerned on 27 June 2005.
New IHG reserves the right to issue New Ordinary Shares to all IHG Shareholders in certificated form if, for any reason, it wishes to do so.
Existing Ordinary Shares held in uncertificated form will be disabled in CREST after the Scheme Effective Time.
(c)                    General
Cash in respect of the Return and any fractional share entitlements due to IHG Shareholders who hold their shares in certificated form will be paid by cheque which it is expected will be sent by no later than 8 July 2005 to their respective addresses as appearing on the IHG register of members. The cheques will be made payable to the person whose name appears first on the register. Where New IHG Shareholders hold their shares though CREST, it is expected that such payment will be credited to the relevant CREST account not later than 8 July 2005. New IHG reserves the right to issue cheques instead of crediting CREST accounts if, for any reason, it wishes to do so.
All certificates and cheques will be sent by pre-paid first class post at the risk of the person entitled thereto.

14    IHG ADR holders and US Shareholders
14.1  Key dates for IHG ADR Holders
2005
Latest date and time for receipt by the ADR
Depositary of completed voting instruction cards
(in respect of both the Court Meeting and the EGM)

from holders of IHG ADRs	3.00 p.m. (New York time) on 25 May

Court Meeting	11.00 a.m. (London time) on 1 June

Extraordinary General Meeting	11.15 a.m. (London time) on 1 June

Scheme Record Time	9.00 p.m. (London time) on 24 June

Scheme Effective Time	shortly before 8.00 a.m. (London time) on 27 June

Commencement of dealings in New IHG ADSs	9.30 a.m. (New York time) on 27 June

Cancellation of IHG ADRs commences	27 June
Note: The dates and times given are based on IHG’s current expectation and may be subject to change.
14.2  Voting by IHG ADR Holders
The latest time for IHG ADR record holders as at 25 April 2005 to provide the ADR Depositary with voting instructions for both the Court Meeting and the EGM is 3.00 p.m. New York time on 25 May 2005.
Holders of IHG ADRs will not, except as mentioned below, be entitled to attend the Court Meeting or the EGM. However, the ADR Depositary, as registered holder of the Existing Ordinary Shares underlying the IHG ADRs, will be so entitled and will vote or appoint a proxy in respect of such shares in accordance with written instructions received from holders of IHG ADRs and in accordance with the IHG ADR Deposit Agreement. Alternatively, holders of IHG ADRs who wish to attend the Court Meeting or the EGM in person should take steps to present their IHG ADRs to the ADR Depositary for cancellation and (upon compliance with the terms of the IHG ADR Deposit Agreement, including payment of the ADR Depositary’s fees and any applicable taxes and governmental charges) delivery of IHG Shares so as to become registered holders of IHG Shares prior to the Voting Record Time.
14.3  ADR Mechanics
Following the Scheme becoming effective, the Existing Ordinary Shares underlying each IHG ADS will be cancelled and New Ordinary Shares will be allotted to the ADR Depositary on the basis of the exchange ratio described in paragraph 2 of Part 3 of this document.
As a result of the Scheme, for each 15 IHG ADSs held at the Scheme Record Time, holders of IHG ADRs will receive 11 New IHG ADSs and, in connection with the Return, will also be paid the US dollar equivalent of £24.75 (net of expenses) after 8 July 2005 for each such 15 IHG ADSs held.
Fractions of New IHG ADSs will not be issued to holders of IHG ADRs. All fractions to which holders of IHG ADRs would otherwise have been entitled will be aggregated and sold in the market as soon as practicable after the Scheme becomes effective and the net proceeds of sale will be paid to the holders of IHG ADRs entitled thereto.
Following the Scheme and the New IHG Reduction of Capital becoming effective, the ADR Depositary will mail a notice to registered holders of IHG ADRs regarding the mechanics of the exchange of their existing IHG ADRs for New IHG ADRs. Registered holders of IHG ADRs will need to follow the instructions set out in this notice. ADR holders who hold their ADRs through a broker, financial institution or other nominee or otherwise must rely on the procedures of such broker, financial institution or other nominee. After the Scheme and the New IHG Reduction of Capital have become effective, upon instruction from New IHG, the ADR Depositary will, upon surrender of IHG ADRs deliver New IHG ADRs.

It is expected that the New IHG ADSs representing the New Ordinary Shares will be issued pursuant to the New IHG ADR Deposit Agreement, which is substantially similar to the IHG ADR Deposit Agreement, and registered on Form F-6 under the Securities Act. Each New IHG ADS will represent one New Ordinary Share.
14.4  Available Information
IHG is currently subject to the information requirements of the Securities Exchange Act applicable to foreign private issuers having securities registered under Section 12 of that Act and as required by that Act files an annual report and other information with the SEC. The reports and other information filed with the SEC can be inspected and copied at the public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Please call the New York Stock Exchange, Inc. at 1-212-656-3000.
After the Scheme has become effective, New IHG, as a successor registrant, will be subject to the information requirements of the Securities Exchange Act and will file reports and other information with the SEC.
14.5  Securities law considerations in the United States
The New Ordinary Shares to be issued pursuant to the Scheme have not been and will not be registered under the Securities Act in reliance on the exemption provided by Section 3(a)(10) thereof. It is expected that the New IHG ADSs will be registered under the Securities Act and New IHG will succeed to the Securities Exchange Act registration of IHG.
New Ordinary Shares issued to IHG Shareholders or to holders of IHG ADRs who are neither affiliates for purposes of the Securities Act, of IHG or New IHG prior to the Scheme Effective Time, nor affiliates of New IHG after the Scheme Effective Time, may be resold without restriction under the Securities Act. Affiliates of IHG and New IHG will be subject to timing, manner of sale and volume restrictions under Rule 145(d) of the Securities Act on resales of New Ordinary Shares received in connection with the Scheme. Whether a person is an affiliate of a company for purposes of the Securities Act depends on the circumstances but affiliates can include certain officers, directors and significant shareholders. Persons who believe they may be affiliates of IHG or New IHG should consult their own legal advisers prior to any sale of securities received in the Scheme.
For the purpose of qualifying for the exemption provided by Section 3(a)(10) of the Securities Act, IHG will advise the Court that its sanctioning of the Scheme will be relied on by New IHG as an approval of the Scheme following a hearing on its fairness to holders of Scheme Shares, at which Court hearing all such IHG Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such IHG Shareholders. The Court Hearing to sanction the Scheme is expected to be held on 24 June 2005 at the Royal Courts of Justice, Strand, London.
14.6  New York Stock Exchange listing of New IHG ADSs
A listing application will be made to list the New IHG ADSs, each representing one New Ordinary Share, on the New York Stock Exchange. This listing application is not a condition to be satisfied for the Scheme or the New IHG Reduction of Capital to become effective.

15	Other Overseas Shareholders
The implications of the Proposals for Overseas Shareholders may be affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe all applicable legal requirements.
It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Proposals, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

It is proposed that changes are made to the IHG Articles and a provision is included in the Scheme so that if, in respect of any Overseas Shareholder, IHG is advised that the allotment and/or issue of New Ordinary Shares pursuant to the Scheme would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require IHG or New IHG to observe any governmental or other consent or any registration, filing or other formality with which either of them cannot comply or compliance with which either of them considers unduly onerous, IHG shall (unless such shareholder satisfies IHG that no such infringement or requirement would apply) be entitled to appoint a person to execute as transferor an instrument of transfer of the Scheme Shares held by such holder transferring such shares prior to the Scheme Record Time to a nominee to hold such shares on trust for that holder on terms that the nominee shall sell the New Ordinary Shares, if any, it receives pursuant to the Scheme as soon as practicable following the Scheme Effective Time at the best price which can reasonably be obtained at the time of sale, with the net proceeds of sale being remitted to the Overseas Shareholder. In the absence of bad faith or wilful default, none of IHG, New IHG (nor their respective directors or officers) or any person appointed to sell such shares shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.
Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Proposals in their particular circumstances.

16	IHG Shareholder Meetings
The Scheme requires the approval of IHG Shareholders at the Court Meeting and, for its implementation, at the EGM. The Scheme also requires the sanction and confirmation of the Court.
The directors of New IHG are authorised to implement the New IHG Reduction of Capital if IHG Shareholders pass the resolution which will be proposed at the EGM to approve the same (details of which are set out in the notice of EGM at the end of this document). Accordingly, IHG Shareholders will not be required separately to approve the New IHG Reduction of Capital once they have become shareholders of New IHG pursuant to the Scheme.
Notices of both the Court Meeting and the EGM are set out in Parts 8 and 9 respectively of this document.

(a)	Court Meeting
The Court Meeting, which is to be held at the direction of the Court, has been convened for 11.00 a.m. on 1 June 2005 (or as soon thereafter as the AGM has finished or been adjourned) to enable IHG Shareholders to consider the Scheme.
At the Court Meeting, voting will be by a poll and each IHG Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each Existing Ordinary Share held. The Scheme must be approved at the Court Meeting by a majority in number representing 75 per cent. in nominal amount of the Existing Ordinary Share(s) held by those present and voting, in person or by proxy.
In order that the Court can be satisfied that the votes cast consist of a fair representation of the views of IHG Shareholders, it is important that as many votes as possible are cast at the Court Meeting. Voting information is set out in Part 2 of this document.
If the Scheme is approved and becomes effective, it will be binding on all Scheme Shareholders, irrespective of whether they attended the Court Meeting or the way in which they voted.

(b)	EGM
The EGM is being convened for 11.15 a.m. on 1 June 2005 (or as soon thereafter as the Court Meeting has finished or been adjourned) to ask IHG Shareholders to consider the special resolution to give effect to the Proposals and certain other matters.
All holders of IHG Ordinary Shares at the Voting Record Time are entitled to attend and vote at this meeting. When voting on the resolution to be proposed at this meeting, each Shareholder who is present in person will, on a show of hands, have one vote and, on a poll, have one vote for each share held.

The special resolution is to approve:

•	the cancellation of the Existing Ordinary Shares;

•	the increase in the authorised share capital of IHG to its former amount;

•	the creation of the ordinary shares in IHG to be issued to New IHG and/or its nominees;

•	the allotment of such ordinary shares in IHG by the Directors;

•	amendments to IHG’s Articles (see below);

•	the creation and allotment of the Deferred Share;

•	the New IHG Reduction of Capital; and

•	the change of name of IHG to InterContinental Hotels PLC (see below).
The amendments to IHG’s Articles will ensure that any IHG Ordinary Shares to be issued upon the exercise of options under the IHG Employee Share Schemes or otherwise between the date of the passing of the special resolution and 6.00 p.m. on the day prior to the sanction by the Court of the Scheme, will be subject to the Scheme. This will avoid any person other than New IHG and its nominees being left with IHG Ordinary Shares after dealings in such shares have ceased on the London Stock Exchange (which will occur at the close of business on the Business Day before the Scheme Effective Time).
The amendments to IHG’s Articles will also authorise IHG to procure the transfer of Existing Ordinary Shares held by Overseas Shareholders to a nominee in certain circumstances and, further, designate one unissued IHG Ordinary Share as a Deferred Share which the Directors intend to issue to New IHG for 112 pence (to reflect the rights of that share) for the purpose of implementing the Proposals.
In addition, it is intended that, conditional upon the Scheme becoming effective, IHG will, with effect from the date of Admission, change its name to InterContinental Hotels PLC whereupon New IHG will adopt the name “InterContinental Hotels Group PLC”. Shortly following Admission, it is intended that InterContinental Hotels PLC re-register as a limited company.
The majority required for the passing of the special resolution is not less than 75 per cent. of the votes cast.
Voting information is set out in Part 2 of this document.

17	Action to be taken
Part 2 of this document provides important voting information. The Proposals are subject to the approval of Shareholders and it is important that Shareholders use their votes at each of the Court Meeting and the EGM.
Apart from completing and returning the Forms of Proxy, IHG Shareholders need take no further action.

18	Further Information
Your attention is drawn to the letter from your Chairman set out in Part 1 of this document. The Scheme is set out in full in Part 7 of this document and additional information is set out in Part 6 of this document.
New IHG has prepared listing particulars in relation to the New Ordinary Shares and will lodge them with the Registrar of Companies in England and Wales in due course. The Listing Particulars are not being sent to Shareholders but are available, free of charge, until 1 June 2005 from IHG’s registered office and website (www.ihgplc.com) and via the Shareholder Helpline and will be available for inspection only during normal business hours at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of the current memorandum and articles of association of IHG and the proposed memorandum and articles of association of New IHG which are expected to be adopted prior to the Scheme Effective Time can be inspected at IHG’s registered office at 67 Alma Road, Windsor, Berkshire SL4 3HD and at the offices of Linklaters at One Silk Street, London EC2Y 8HQ during usual business hours from the date of this document to the date of the meetings, 1 June 2005.

Copies of the articles of association of IHG as proposed to be amended will also be available on the day of the meetings at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, where the meetings are being held.
Yours faithfully,
Citigroup Global Markets Limited

PART 4
TAXATION
1      UK Taxation
The comments below are based on existing UK law and what is understood to be current Inland Revenue practice, both of which are subject to change at any time, possibly with retroactive effect. They are intended only as a general guide and apply only to Shareholders who are resident or ordinarily resident for tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold their Existing Ordinary Shares and their New Ordinary Shares as an investment and who are the absolute beneficial owners of such shares. The taxation position of certain Shareholders who are subject to special rules, such as dealers in securities, broker dealers, insurance companies and collective investment schemes, is not considered and such Shareholders and any persons who are in any doubt about their tax position, or who are subject to tax in a jurisdiction outside the UK, should consult their own professional advisers.
1.1    Capital Gains Tax
The cash received under the Return and the proceeds of the sale of fractional entitlements to New Ordinary Shares will result in Shareholders being treated as making a part disposal of their holding of Existing Ordinary Shares for the purposes of UK taxation of chargeable gains (“CGT”). The base cost of that part of their holding treated as disposed of will be determined (for the purposes of calculating any chargeable gain or allowable loss for CGT purposes on the part disposal) by applying the formula A/(A+B) to the base cost in their Existing Ordinary Shares, where A is the amount of cash received by the Shareholder (including cash received by reason of the sale of fractional entitlements to New Ordinary Shares) and B is the market value of the New Ordinary Shares received by Shareholders, using the value of those shares on the first day of dealing after the implementation of the Proposals. This may, depending on a Shareholder’s individual circumstances, result in a chargeable gain or an allowable loss arising for CGT purposes.
The cancellation of the Existing Ordinary Shares and the issue of the New Ordinary Shares under the Scheme should constitute a scheme of reconstruction for CGT purposes. This means that the New Ordinary Shares that will be acquired by a Shareholder should be treated as the same asset as his or her Existing Ordinary Shares, acquired on the same date as the Existing Ordinary Shares. The New Ordinary Shares should also be treated as having been acquired for the same consideration as the Existing Ordinary Shares were originally acquired, less the amount of any such acquisition cost attributable to (i) the cash received under the Return and (ii) the proceeds of the sale of fractional entitlements to New Ordinary Shares.
Clearance has been obtained from the Inland Revenue under Section 138 of the Taxation of Chargeable Gains Act 1992 (“TCGA”) which confirms that the Scheme will be treated as a scheme of reconstruction, with the consequences outlined above.
On a subsequent disposal of the whole or part of his or her holding of New Ordinary Shares, a Shareholder may, depending on his or her circumstances, be subject to CGT on the amount of any gain realised.
The New IHG Reduction of Capital will not constitute a disposal and will not affect the base cost of a Shareholder’s holding of New Ordinary Shares for CGT purposes.
1.2    Section 703 of the Income and Corporation Taxes Act (“ICTA”)
In certain circumstances, Section 703 ICTA may apply where a person obtains a tax advantage in consequence of a “transaction in securities”. If Section 703 ICTA were to apply to the cash received under the Return, the general effect would be to tax such proceeds as an income distribution. No clearance has been or will be sought under section 707 ICTA that the Inland Revenue will not seek to apply those provisions in relation to the cash received under the Return.
Shareholders are advised to take independent advice on the potential application of section 703 ICTA in the light of their own particular circumstances.

1.3    Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)
No stamp duty or SDRT should be payable by Shareholders or holders of ADRs as a result of the cancellation of the Existing Ordinary Shares and the issue of the New Ordinary Shares and the New IHG ADRs under the Scheme.
2      US Taxation
The following discussion summarises the material US federal income tax consequences of the Scheme. This summary applies only to US Holders (as defined below) of Existing Ordinary Shares or ADSs (together, “Old IHG Shares”) who hold such shares as capital assets. As used in this document, a “US Holder” means a beneficial owner of Old IHG Shares that is:

•	a citizen or resident of the United States for US federal income tax purposes;

•	a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organised under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.
This discussion does not address all aspects of US federal income taxation that may be relevant to a US Holder in light of that holder’s particular circumstances or to a holder subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding Old IHG Shares, New Ordinary Shares or New IHG ADSs (New Ordinary Shares and New IHG ADSs are together referred to in this document as “New IHG Shares”) as part of a hedge, appreciated financial position, straddle, conversion or other integrated transaction;

•	US Holders whose functional currency is not the US dollar;

•	partnerships, or other entities classified as partnerships for US federal income tax purposes;

•	persons subject to the alternative minimum tax; or

•	persons carrying on a trade or business through a permanent establishment in the UK.
In addition, this discussion does not address the US federal income tax consequences to a US Holder that will own, directly or through the application of certain constructive ownership rules, 5 per cent. or more of the total voting power or the total value of New IHG Shares immediately after the capital reorganisation. Any such US Holder should consult their tax advisers concerning the US federal income tax consequences of the capital reorganisation in light of its particular circumstances.
This discussion is based on the United States Internal Revenue Code of 1986, as amended to the date of this document (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this document may affect the tax consequences described in this document. This discussion is also based in part on representations by the ADR Depositary and assumes that each obligation under the IHG ADR Deposit Agreement and any related agreement will be performed in accordance with its terms. US Holders should consult their tax advisers with regard to the application of the US federal income tax laws to their particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.
The US Treasury has previously expressed concerns that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the availability of the reduced tax rate for dividends received by certain non-corporate holders described below could be affected by actions taken by parties to whom the ADRs are pre-released.
The following discussion assumes that IHG has not been a “passive foreign investment company” (a “PFIC”) for any taxable year during which a US Holder has held Old IHG Shares. IHG believes that it was not a PFIC in 2004 and does not expect IHG or New IHG to be a PFIC in 2005.
2.1    Exchange of Old IHG Shares for New IHG Shares
A US Holder will not recognise gain or loss in connection with the exchange of Old IHG Shares for New IHG Shares in the Scheme except in respect of cash received in lieu of a fractional share. The difference between the US Holder’s tax basis allocable to the fractional share and the cash received will be capital gain or loss which will be long-term if the US Holder has held its Old IHG Shares for more than one year.
A US Holder’s tax basis in its New IHG Shares received will equal the basis in its Old IHG Shares less any tax basis that is allocable to any fractional New IHG Share for which cash is received. A US Holder’s holding period for its New IHG Shares received in exchange for Old IHG Shares will include the holding period for the Old IHG Shares exchanged.
2.2    Receipt of the Return
It is likely that the Return will be treated as a distribution with respect to New IHG Shares for US federal income tax purposes. Such distribution will be treated as a dividend to the extent not in excess of New IHG’s and IHG’s aggregate current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions that are in excess of the aggregate of New IHG’s and IHG’s current or accumulated earnings and profits will be treated as a return of capital to the extent of the US holder’s basis in the shares and thereafter as a capital gain. Because IHG has not historically maintained, and neither New IHG nor IHG currently maintains, the worldwide Group’s books in accordance with US tax principles, New IHG and IHG do not expect to be in a position to determine whether the return of cash will be in excess of their current or accumulated earnings and profits. As a result, it is expected that amounts distributed will be reported to the Internal Revenue Service as a dividend. The amount of dividend income will equal the US dollar equivalent of the pounds sterling received by the holder based on the exchange rate in effect on the day of receipt. A US Holder that converts any pounds sterling received into US dollars on the same day should generally not be required to recognise foreign currency gain or loss.
Subject to applicable limitations and the discussion above regarding concerns expressed by the US Treasury, such dividend income paid to non-corporate US Holders should be taxable at a maximum rate of 15 per cent. US Holders should consult their own tax advisers regarding the implications of this legislation in their particular circumstances. Such dividends will not be eligible for the dividends received deduction generally allowed to US corporations with respect to dividends from domestic corporations under the Code.

2.3	Backup Withholding and Information Reporting
Information returns may be filed with the United States Internal Revenue Service (the “IRS”) in connection with the capital reorganisation. A US Holder will be subject to US backup withholding tax on these items unless the US Holder (i) is a corporation or other exempt recipient or (ii) furnishes a correct taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

3	Australian Taxation
The comments below are based upon existing Australian law and current practices of the Australian Taxation Office, both of which are subject to change at any time, possibly with retroactive effect. They are intended only as a general guide and apply only to shareholders who are individuals resident for tax purposes in (and only in) Australia (“Australian Shareholders”), who hold their Existing Ordinary Shares on capital account and who have not acquired their Existing Ordinary Shares under an employee share or option scheme.
Australian Shareholders are advised to consult their own professional advisers regarding the disposal of Existing Ordinary Shares and the acquisition and the holding of New Ordinary Shares, in light of current tax laws and their particular circumstances.

3.1	Scheme and Return of Capital
An Australian Shareholder whose Existing Ordinary Shares are cancelled under the Scheme will be subject to a capital gains tax (“CGT”) event under Australian tax law. The capital gains tax consequences will depend, in part, upon whether roll-over relief is available and, if so, whether it is obtained.
If rollover relief is not obtained
Generally, if the market value at the Scheme Effective Time of the New Ordinary Shares together with the cash received under the Return and the proceeds of the sale of the fractional entitlements to the New Ordinary Shares exceed the cost base of the Existing Ordinary Shares for capital gains tax purposes a capital gain will arise equal to the excess.
Australian Shareholders who realise a capital gain on the disposal may qualify for the capital gains tax concession, known as the CGT discount, which allows them to bring only 50 per cent. of the capital gain (after taking into account capital losses) into account for tax. The concession will generally only apply if an Australian Shareholder has held his or her Existing Ordinary Shares for at least 12 months prior to the cancellation.
If the market value at the Scheme Effective Time of the New Ordinary Shares together with any cash received under the Return and the proceeds of the sale of the fractional entitlements to the New Ordinary Shares is less than the cost base of the Existing Ordinary Shares for capital gains tax purposes, then a capital loss will generally arise equal to the difference. A capital loss may only be applied by an Australian Shareholder to offset any capital gains realised during the same year of income or during a later year of income. A capital loss may not be offset against other income.
The cost base of the New Ordinary Shares received under the Scheme will include an amount equal to the market value of an Australian Shareholder’s Existing Ordinary Shares immediately before the Scheme Effective Time less the aggregate of the cash received under the Return and the proceeds of the sale of the fractional entitlements to the New Ordinary Shares.
If rollover relief is obtained
Australian Shareholders may obtain rollover relief if they would otherwise make a capital gain on the disposal of their Existing Ordinary Shares (refer above) and they choose rollover relief.
If rollover relief applies, then the following consequences should arise:

(i)	The Australian Shareholder will not be assessed on the capital gain to the extent that New Ordinary Shares are received for Existing Ordinary Shares;

(ii)	However, such a Shareholder will make a capital gain to the extent that any cash amount received (which would include the cash received under the Return and the proceeds of the sale of the fractional entitlements to the New Ordinary Shares) exceeds the part of the cost base of their Existing Ordinary Shares that such a shareholder reasonably attributes to the cash proceeds;

(iii)	The cost base of the New Ordinary Shares which such Shareholder receives will be determined by reference to the cost base of his or her Existing Ordinary Shares. This will be relevant for determining any capital gain or capital loss made by such Shareholder on any future sale or other dealing in the New Ordinary Shares;

Specifically, the cost base of the New Ordinary Shares should include an amount equal to the cost base of the Existing Ordinary Shares less that part of the cost base of the Existing Ordinary Shares that is reasonably attributed to the cash amount received; and

(iv)	For the purposes of determining whether the 12 month holding period is satisfied in relation to the CGT discount concession discussed above, Australian Shareholders would normally be deemed to have acquired their New Ordinary Shares at the time that they acquired their Existing Ordinary Shares.

Where Australian Shareholders choose rollover relief, then the choice must be made before they lodge their income tax return for the year of income in which the share cancellation occurs. An Australian Shareholder may make the choice by simply disregarding the capital gain referred to in paragraph (i) above in preparing that income tax return.

3.2	Possibility that the Return might be deemed to be a dividend
In some circumstances, sections 45A and 45B of the Australian Income Tax Assessment Act 1936 give the Australian Commissioner of Taxation a discretion to deem a return of capital made by a company to be taxable as if it were a dividend. For example, section 45B may be applied where, having regard to a number of factors, it would be concluded that capital was returned to a shareholder (in lieu of the payment of a dividend) for the purpose of reducing the shareholder’s tax liability. Neither the Company nor New IHG has applied for a ruling from the Australian Commissioner of Taxation to confirm that these provisions will not be applied. Australian Shareholders should seek their own advice on such matters.

PART 5
PRO FORMA STATEMENT OF NET ASSETS OF
NEW IHG AND ITS SUBSIDIARIES

Ernst & Young LLP 1 More London Place London SE1 2AF
The Directors,
InterContinental Hotels Group PLC (“the Company”)
67 Alma Road
Windsor
Berkshire
SL4 3HD
Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
3 May 2005
Dear Sirs
We report on the pro forma financial information set out in Part 5 of the circular to Company shareholders dated 3 May 2005 (the “Circular”), which has been prepared, for illustrative purposes only, to provide information about how the completed hotel disposals and proposed return of approximately £1 billion (the “Return”) might have affected the financial information presented.
Responsibility
It is the responsibility solely of the Directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the “Listing Rules”).
It is our responsibility to form an opinion, as required by paragraph 12.35 of the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.
Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the bulletin 1998/ 8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Accounting Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Company.

Opinion
In our opinion:

(a)	the pro forma financial information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Company; and

(c)	the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.
Yours faithfully
Ernst & Young LLP

New IHG Group
Unaudited Pro Forma Combined Financial Information
The following unaudited pro forma net asset statement of the Company’s Group (as restructured for the purposes of the Return by the insertion of a new holding company (the “New IHG Group”)) has been prepared to show the effect of the completed hotel disposals and the proposed return of approximately £1 billion on the combined net assets of the New IHG Group as if both had occurred on 31 December 2004. The unaudited pro forma financial information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of (i) New IHG Group’s financial position had the proposed return occurred or the hotel disposals been completed at that date, or (ii) the results of operations of the New IHG Group for any future period or its financial condition at any future date.

	New IHG	Group	Adjustments	Adjustments	Adjustments	Adjustments	Adjustments	New IHG

	Note(a)	Note(b)	Note(c)	Note(d)	Note(e)	Note(f)	Note(g)	Pro forma

	(£m)
Fixed Assets
Intangible fixed assets		142	—	—	—	—	—	142
Tangible fixed assets		3,776	(1,484)	—	—	—	—	2,292
Fixed asset investments		99	8	—	—	—	—	107

		4,017	(1,476)	—	—	—	—	2,541
Current Assets
Stocks		42	(2)	—	—	—	—	40
Debtors		556	(11)	—	—	—	—	545
Investments		116	(1)	—	—	—	—	115
Cash at bank and in hand		43	1,306	(995)	—	—	(123)	231

		757	1,292	(995)	—	—	(123)	931
Creditors: due within one year		(1,013)	56		(4)	—	—	(961)

Net current liabilities		(256)	1,348	(995)	(4)	—	(123)	(30)
Total assets less current liabilities		3,761	(128)	(995)	(4)	—	(123)	2,511
Creditors: due after one year		(1,252)	—	—	—	—	—	(1,252)
Provisions for liabilities and charges		(382)	131	—	—	—	—	(251)
Minority equity interests		(150)	—	—	—	—	—	(150)

NET ASSETS		1,977	3	(995)	(4)	—	(123)	858

Capital and reserves
Called up share capital		697	—	2,090	—	(2,721)	(22)	44
Other reserves		1,447	—	(2,090)	—	—	22	(621)
Profit and Loss account		(167)	3	(995)	(4)	2,721	(123)	1,435

Shareholders’ funds		1,977	3	(995)	(4)	—	(123)	858

(a)	The audited balance sheet of New IHG as at 31 December 2004 is extracted without material adjustment from the Accountants’ Report for New IHG as filed with Companies House on 27 April 2005.

(b)	The group balance sheet of IHG is extracted without material adjustment from the audited published consolidated results of IHG for the year ended 31 December 2004.

(c)	Proceeds and relevant adjustments, reflecting assets and liabilities on the disposal of hotel assets including the UK Hotels Disposal, which will on completion provide funds available for return to shareholders.

(d)	Issue of shares by New IHG pursuant to the Scheme. Under the Scheme, shareholders of IHG receive 11 shares in New IHG for each 15 shares in IHG plus £1.65 per IHG existing ordinary share. To satisfy the share for share exchange, approximately 442 million New IHG shares will be issued fully paid with a nominal value of £6.25 each. This has the effect of increasing the issued share capital of the New IHG Group and reducing other Group non-distributable reserves respectively by £2,090 million. The principles of merger accounting have been applied within these adjustments.

(e)	Transaction expenses of £4 million are accounted for as falling due within one year.

(f)	The New IHG reduction of capital is then effected to reduce the nominal value of each issued and unissued New IHG ordinary share from £6.25 to 10 pence as detailed in paragraph 3 of Part 3 of the Circular. The total of the New IHG reduction of capital is taken to distributable reserves.

(g)	These adjustments reflect share buy backs of 19.5 million shares (with a nominal value of £22 million) made by IHG between 1 January 2005 and 25 April 2005 at a cost of £123 million as part of the on-market share repurchase programme of £250 million which commenced in December 2004. The shares have been cancelled and an amount equivalent to the nominal value has been credited to the capital redemption reserve.

(h)	No adjustments have been made to reflect any trading or other transactions since 1 January 2005 other than those described above.

PART 6
ADDITIONAL INFORMATION
Section A: Additional information relating to New IHG

1	Incorporation and activity of New IHG

1.1	New IHG was incorporated and registered in England and Wales on 21 May 2004 under the Companies Act as a private company limited by shares with registered number 5134420 and with the name Hackremco (No. 2154) Limited. It changed its name to New InterContinental Hotels Group Limited on 24 March 2005. It re-registered under the Companies Act as a public limited company on 27 April 2005 and changed its name to New InterContinental Hotels Group PLC with effect from that date.

1.2	The registered and head office of New IHG is at 67 Alma Road, Windsor, Berkshire SL4 3HD.

1.3	New IHG has not traded since its incorporation. On 21 April 2005 it changed its accounting reference date to 31 December and shortened its first accounting period to 31 December 2004. Ernst & Young LLP, whose address is 1 More London Place, London SE1 2AF, have audited the accounts of New IHG for the period to 31 December 2004 and have been the only auditors of New IHG since its incorporation.

1.4	New IHG expects to hold its first annual general meeting prior to the Scheme Effective Time in order to align the dates for New IHG’s AGMs with those on which IHG’s AGMs are ordinarily held. At that meeting, New IHG will put in place the various authorities and approvals that IHG has in place following its AGM to be held on 1 June 2005. It is also proposed that at that time, New IHG will pass a special resolution, conditional upon IHG having changed its name to InterContinental Hotels PLC (see paragraph 2 of Section B of this Part 6 below), to adopt the name “InterContinental Hotels Group PLC” with effect from the date of Admission.

1.5	It is expected that New IHG’s register of members will be kept by the Registrar from the Scheme Effective Time.

1.6	The New IHG Articles (which will be in place at the time of Admission) will be substantially the same as the current IHG Articles although they will reflect recent changes to the law such as the provisions relating to directors’ liability and indemnities, and will increase the limit on aggregate fees payable to Non-Executive Directors from £750,000 to £1,000,000. This will enable New IHG to appoint additional Non-Executive Directors if this is considered desirable. The rights attaching to the New Ordinary Shares and the Redeemable Preference Share (which facilitates the Proposals and which is not being distributed to Shareholders) will be set out in New IHG’s Articles.

2	Share capital of New IHG

2.1	On incorporation the authorised share capital of New IHG was £100 divided into 100 ordinary shares of £1 each. Of such shares, one ordinary share was taken by the subscriber to the memorandum of association and was paid up in full in cash. On 21 April 2005 the subscriber ordinary share of £1 was transferred to a partner at Linklaters, the Company’s English law advisers.

2.2	Since incorporation, there have been the following changes in the authorised and issued share capital:

(a)	on 21 April 2005 the authorised share capital of New IHG was increased from £100 to £50,100 by the creation of 1 Redeemable Preference Share of £50,000 (the “Redeemable Preference Share”) and the articles of New IHG were amended to include the rights of the Redeemable Preference Share (as set out in paragraph 2.11 of Section A of this Part 6);

(b)	on 21 April 2005 the Redeemable Preference Share was issued to a partner at Linklaters (the Company’s English law advisers) and treated as paid up in full; and

(c)	on 26 April 2005 an additional £1 ordinary share was issued for cash to a partner at Linklaters, the Company’s English law advisers.

2.3	Accordingly, as at the date of this document, the authorised and issued share capital of New IHG is as follows:

	Authorised		Issued and paid

		Nominal		Nominal
Class	Number	Value	Number	Value

Ordinary Shares	100	£100	2	£2
Redeemable Preference Shares	1	£50,000	1	£50,000

2.4	Prior to the Scheme Effective Time, it is proposed that resolutions will be passed and the New IHG Articles adopted (inter alia):

(a)	to increase the authorised share capital of New IHG to £10,000,050,000 by the creation of 9,999,999,900 additional ordinary shares;

(b)	to effect a sub-division and consolidation of ordinary share capital so that the nominal value of the New Ordinary Shares to be allotted and issued pursuant to the Scheme is £6.25 per share;

(c)	so that the New IHG Reduction of Capital (conditional upon the New Ordinary Shares being issued pursuant to the Scheme) is effected by reducing the nominal value of each New Ordinary Share issued pursuant to the Scheme from £6.25 to 10 pence with the amount reduced being taken to reserves;

(d)	so that the New IHG Directors will be authorised, in accordance with section 80 of the Companies Act, so as (i) to issue the New Ordinary Shares to be issued on the Scheme becoming effective and (ii) to allot relevant securities (as defined in that section) not exceeding in number more than 33 1/3 per cent. of the New Ordinary Shares expected to be in issue at Admission;

(e)	so that the New IHG Directors will further be authorised, pursuant to section 95 of the Companies Act, so as (i) to enable them to issue the New Ordinary Shares to be issued on the Scheme becoming effective, and (ii) to enable them to allot equity securities (as defined in section 94 of the Companies Act) and to sell treasury shares for cash as if section 89(1) of the Companies Act did not apply to any such allotment or sale but such power will be limited to (A) the allotment or sale of equity securities pursuant to a rights issue or (B) the allotment or sale (otherwise than pursuant to (A)) of equity securities not exceeding in number more than five per cent. of the New Ordinary Shares expected to be in issue at Admission; and

(f)	so that, subject to certain conditions, the New IHG Directors will further be authorised, pursuant to section 166 of the Companies Act, to make market purchases (as defined in section 163 of the Companies Act) of New Ordinary Shares provided that the maximum number of New Ordinary Shares which may be purchased will not exceed 14.99 per cent. of the New Ordinary Shares in issue as at Admission.

2.5	Options and awards under the IHG Employee Share Schemes will be automatically exchanged for options and awards over New Ordinary Shares with effect from the Scheme Effective Time. The number of Existing Ordinary Shares subject to these options and awards is set out in paragraph 3.2 of Section B of Part 6 of this document.

2.6	Save as disclosed in this paragraph 2, at the date of this document:

(a)	there has been no issue of shares or loan capital of New IHG since its incorporation; and

(b)	no share or loan capital of New IHG is under option or agreed to be put under option.

2.7	The New Ordinary Shares will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New Ordinary Shares.

2.8	The New Ordinary Shares and the Redeemable Preference Share have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

2.9	No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of New IHG.

2.10	The Redeemable Preference Share will be in registered form but will not be listed or traded and will carry no rights to vote (other than at any meeting of its class). New IHG intends to redeem the Redeemable Preference Share as soon as is reasonably practicable following the Return.

2.11	The terms of the Redeemable Preference Share provide that New IHG can redeem it at any time specified by either the New IHG Directors or the holder of such share provided that if New IHG is unable (in compliance with the provisions of the Companies Act) to redeem the share on the date so specified, New IHG must redeem the Redeemable Preference Share as soon as it can do so in compliance with the provisions of the Companies Act. The holder of the Redeemable Preference Share is not entitled to receive notice or attend and vote at any general meeting of New IHG unless a resolution is proposed to wind up New IHG or to vary, modify, alter or abrogate the rights of such share.

2.12	Under the Scheme or otherwise prior to the Court Hearing in respect of the New IHG Reduction of Capital, New IHG will issue New Ordinary Shares (credited as fully paid), and will pay cash, to Shareholders on the basis of 11 New Ordinary Shares for every 15 Existing Ordinary Shares and £1.65 per Existing Ordinary Share, in each case, as held at the Scheme Record Time. Based on the issued share capital of IHG on 29 April 2005, the authorised, issued and fully paid share capital of New IHG as it will be immediately following Admission is expected to be as set out below.

	Authorised		Issued and paid

Class	Number	Nominal Value	Number	Nominal Value

New Ordinary Shares	1,600,000,000	£10,000,000,000	442,415,444	£2,765,096,525
Redeemable Preference Share	1	£50,000	1	£50,000
Under the New IHG Reduction of Capital, the nominal value of each New Ordinary Share will be decreased from £6.25 to 10 pence.

3	Directors and Company Secretary of New IHG

3.1	The New IHG Directors are the same as the current directors of IHG, as described below. From Admission the Directors will perform the same role for New IHG as they currently perform for IHG.

3.2	The business address of each of the directors and company secretary of New IHG is 67 Alma Road, Windsor, Berkshire SL4 3HD. Their full names and functions within the Group, together with a brief history, are as set out below.
David Webster — Non-Executive Chairman
David Webster (age 60) was appointed Deputy Chairman and Senior Independent Director of IHG on the demerger of Six Continents in April 2003. He was appointed non-executive Chairman on 1 January 2004. David is also the non-executive Chairman of Makinson Cowell Limited, a capital markets advisory firm. He was formerly Chairman of Safeway plc and a non-executive director of Reed Elsevier PLC.
Andrew Cosslett — Chief Executive
Andrew Cosslett (age 50) joined the Group as Chief Executive on 3 February 2005. He joined the Group from Cadbury Schweppes plc where he was most recently President, Europe, Middle East and Africa. During his career at Cadbury Schweppes he held a variety of senior regional management and marketing roles in the UK and Asia Pacific. He has over 11 years’ previous experience in brand marketing with Unilever. He is also the non-executive Chairman of Duchy Originals Limited.
Richard Solomons — Finance Director
Richard Solomons (age 43) qualified as a chartered accountant in 1985, followed by seven years in investment banking, based in London and New York. He joined the Group in 1992 and held a variety of senior finance and operational roles. He was appointed Finance Director of the Hotel business in October 2002 in anticipation of IHG’s listing as a public quoted company in April 2003. He is responsible for finance and asset management, tax, treasury and central shared services. Richard is also Chairman of Britvic.

Richard Hartman — Executive Director
Richard Hartman (age 59) has over 38 years’ experience in the hotel industry including 30 years with Sheraton. He joined the Group in 1999 as Managing Director, Asia Pacific. Subsequently, as Managing Director, Europe, Middle East and Africa (“EMEA”), he was appointed an executive director of IHG in April 2003. He is responsible for the business of all the Hotel brands and properties in the EMEA region.
Stevan Porter — Executive Director
Stevan Porter (age 50) spent 13 years with Hilton Corporation in a variety of senior management positions. He joined the Group in 2001 as Chief Operating Officer, the Americas. Subsequently, as President, the Americas, he was appointed an executive director of IHG in April 2003. He is responsible for the business of all the Hotel brands and properties in the Americas region.
David Kappler — Non-Executive Director
David Kappler (age 58) was appointed a director and Senior Independent Director of IHG in June 2004. He is the non-executive Chairman of Premier Foods plc and a non-executive director of Shire Pharmaceuticals Group plc and HMV Group plc. A qualified accountant and formerly Chief Financial Officer of Cadbury Schweppes plc until April 2004, he also served as a non-executive director of Camelot Group plc.
Ralph Kugler — Non-Executive Director
Ralph Kugler (age 49) was appointed a director of IHG in April 2003. He is President, Unilever Home and Personal Care, and has been nominated to join the Board of Unilever in May 2005. He has held a variety of senior positions globally for Unilever and has experience of regional management in Asia, Latin America and Europe (including as President of Unilever Latin America and, more recently, President of Unilever Europe, Home and Personal Care) with over 25 years’ involvement in brand marketing.
Robert C. Larson — Non-Executive Director
Robert C. Larson (age 70) was appointed a director of IHG in April 2003. He is Managing Director of Lazard Frères & Co LLC, Chairman of Lazard Frères Real Estate Investors, LLC and the non-executive Chairman of United Dominion Realty Trust Inc. He served as a non-executive director of Six Continents from 1996 until April 2003.
David Prosser — Non-Executive Director
David Prosser (age 61) is a qualified actuary with 40 years’ experience in financial services. He was appointed a director of IHG in April 2003. He is Group Chief Executive of Legal & General Group Plc. He is Chairman of the Financial Services Skills Council and a director of the Royal Automobile Club Limited and of Epsom Downs Racecourse Limited.
Sir Howard Stringer — Non-Executive Director
Sir Howard Stringer (age 63) has over 35 years’ experience in the media and entertainment industries. He was appointed a director of IHG in April 2003. He is a director of Sony Corporation and Chairman and chief Executive Officer of Sony Corporation of America and has been nominated to be Group Chairman and Chief Executive Officer of Sony Corporation. He served as a non-executive director of Six Continents from 2002 until April 2003.
Richard Winter — Executive Vice President, Corporate Services, Group Company Secretary and General Counsel
Richard Winter (age 56) a solicitor, qualified in 1973 and had 20 years’ commercial law experience in private practice. He joined the Group in 1994 as Director of Group Legal. Richard is now responsible for corporate governance, risk management, internal audit, data privacy, company secretariat, group legal services and corporate social responsibility and is Company Secretary.

4	Employees
IHG operates in a competitive environment and it is an essential part of its strategy to attract, motivate and retain the highest achievers who are able to deliver the business objectives. The level of remuneration and benefits offered is key to supporting this objective and maintaining IHG’s aim of being an employer of choice.

IHG sets out to provide competitive salaries and benefits for all its employees, consistent with business strategy and performance. Total remuneration comprises fixed pay and variable pay in the form of performance bonus and benefits. The performance-related element forms a significant proportion of the total package and, consistent with the focus on delivering results, is set against agreed targets to deliver improved business performance.
New IHG intends to continue to operate in this way on becoming the parent company of the Group.

5	PEPs and ISAs
Shareholders who hold Existing Ordinary Shares in PEPs or ISAs are advised that the New Ordinary Shares should be qualifying investments for PEPs and should be qualifying investments for the stocks and shares components of ISAs (subject to the terms and conditions of the relevant PEP or ISA). The Shareholder’s PEP and/or ISA Manager will be able to provide further details.
Section B: Additional information relating to IHG

1	Introduction
The Directors of IHG, whose names appear on pages 31 and 32 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
2      Incorporation and activity of IHG

2.1	IHG was incorporated and registered in England and Wales on 2 October 2002 under the Companies Act as a company with registered number 4551528.

2.2	The registered office of IHG is 67 Alma Road, Windsor, Berkshire SL4 3HD.

2.3	Ernst & Young LLP, whose address is 1 More London Place, London SE1 2AF is the auditor of IHG. Ernst & Young LLP audited the financial statements of IHG for the 12 months ended 31 December 2004, the 15 months ended 31 December 2003 and the 12 months ended 30 September 2002. The reports in respect of the financial statements for each of the three financial periods noted above were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

2.4	It is intended that, conditional on the Scheme becoming effective, IHG will, with effect from the date of Admission, change its name to InterContinental Hotels PLC. Shortly thereafter, it is intended that InterContinental Hotels PLC re-register as a limited company.

3	Share capital of IHG

3.1	As at 29 April 2005 (the latest practicable date prior to the publication of this document), the authorised and issued share capital of IHG was as follows:

	Authorised		Issued and paid

		Nominal		Nominal
Class	Number	Value	Number	Value

Ordinary Shares	8,928,571,428	112 pence	603,293,788	112 pence
Ordinary Shares	50,000	100 pence	0	100 pence

3.2	As at 25 April 2005 (the latest practicable date prior to the publication of this document), the following options and awards were outstanding over the number of Existing Ordinary Shares specified below under the IHG Employee Share Schemes specified below:

	Number of
	Existing		Range of Option
	Ordinary	Date of	Exercise Prices	Exercise Period/
Name of Scheme	Shares	Grant/ Award	(pence)	Vesting Date(s)

InterContinental Hotels Group Executive Share Option Plan	11,724,825	15 May 2003	308.48 to 593.29	Up to October 2012
InterContinental Hotels Group Executive Share Option Plan	6,882,014	30 May 2003	438.00	May 2006 to May 2013
InterContinental Hotels Group Executive Share Option Plan	147,614	18 September 2003	491.75	September 2006 to September 2013
InterContinental Hotels Group Executive Share Option Plan	6,774,410	1 April 2004	494.17	April 2007 to April 2014
InterContinental Hotels Group Executive Share Option Plan	2,104,570	4 April 2005	619.83	April 2008 to April 2015
InterContinental Hotels Group Sharesave Plan	1,209,633	19 December 2003	420.50	March 2007 to March 2009
InterContinental Hotels Group		18 June 2003,
Performance Restricted		24 June 2004 and
Share Plan	5,914,246	1 April 2005	N/A	March 2006 to March 2007
InterContinental Hotels Group Short Term Deferred		15 April 2003 to
Incentive Plan	804,165	16 March 2005	N/A	June 2005 to April 2008

3.3	It is intended that the options and awards specified in the table in paragraph 3.2 above of this Section B of Part 6 will be automatically exchanged for equivalent options and awards over New Ordinary Shares with effect from the Scheme Effective Time.

3.4	As part of the implementation of the Proposals, a Deferred Share will be issued to New IHG pursuant to the authority set out in the special resolution set out in Part 9 of this document. In addition, following the cancellation of the Existing Ordinary Shares, the issued share capital of IHG will be restored to its former nominal amount by the creation of such number of New Ordinary Shares in IHG of 112 pence each as shall be equal to the number of Existing Ordinary Shares which have been cancelled. The credit arising in the books of IHG as a result of the cancellation will be applied in paying up in full those new ordinary shares in IHG. The new ordinary shares in IHG will be issued to New IHG and/or its nominee which will, as a result, become the parent company of IHG and the Group.
4      Directors of IHG
At the date of this document none of the Directors of IHG:

(a)	has any unspent convictions in relation to indictable offences;

(b)	has been bankrupt or entered into an individual voluntary arrangement;

(c)	was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors’ voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company’s creditors generally or with any class of its creditors;

(d)	has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(e)	has had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

(f)	has been subject to any public criticism by any statutory or regulatory authority (including any designated professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

5	Directors’ and other interests

5.1	Assuming that no further Existing Ordinary Shares have been transferred or issued after 29 April 2005 (the latest practicable date prior to the publication of this document) in accordance with the rights granted under the IHG Employee Share Schemes, the Directors will have the following beneficial interests in New Ordinary Shares, on the Scheme becoming effective, by virtue of the effect of the Scheme on their holdings of Existing Ordinary Shares:

		Number of
	Number of Existing	New Ordinary
Director	Ordinary Shares	Shares

David Webster	13,395	9,823
Andrew Cosslett	10,000	7,333
Richard Solomons	55,009	40,339
Richard Hartman	95,615	70,117
Stevan Porter	88,077	64,589
David Kappler	2,602	1,908
Ralph Kugler	892	654
Robert C. Larson	10,714	7,856
David Prosser	4,464	3,273
Sir Howard Stringer	7,566	5,548
The interests of the Directors amount in total to 288,334 Existing Ordinary Shares representing approximately 0.05 per cent. of the issued share capital of IHG as at 25 April 2005, the latest practicable date prior to the publication of this document.

5.2	In addition to the above interests, the Directors also have interests in Existing Ordinary Shares as a result of their participation in the IHG Employee Share Schemes. These interests were, as at 29 April 2005, as follows:
The InterContinental Hotels Group Executive Share Option Plan, and the InterContinental Hotels Group Sharesave Plan

			Number of	Option Price
	Dates of Grant		Existing	(pence)(2)		Expiry Dates
			Ordinary
Directors of the Company	From	To	Shares(1)	From	To	From	To

Andrew Cosslett	4 April 2005	4 April 2005	157,300	619.83	619.83	4 April 2015	4 April 2015
Richard Solomons	4 September 1996	4 April 2005	931,910	308.48	619.83	4 September 2006	4 April 2015
Richard Hartman	10 February 2000	4 April 2005	952,832	349.13	619.83	10 February 2010	4 April 2015
Stevan Porter	19 June 2002	4 April 2005	754,689	409.36	619.83	19 June 2012	4 April 2015

Notes:

(1)	Upon Admission, the number of New Ordinary Shares under the options shown in the above table will be the same as the number of Existing Ordinary Shares shown.

(2)	The option prices shown in the above table are prices per Existing Ordinary Share and will be unchanged upon Admission.
The InterContinental Hotels Group Performance Restricted Share Plan and the InterContinental Hotels Group Short Term Deferred Incentive Plan

		Year of
		Conditional		Maximum	Year of
		awards		number of	Release
				Existing Ordinary
Directors of the Company	Plan	From	To	Shares(1)	From	To

Andrew Cosslett	PRSP	2005	2005	204,648	2006	2007
	STDIP	2005	2005	79,832	2006	2007
Richard Solomons	PRSP	2003	2004	310,150	2006	2007
	STDIP	2005	2005	87,061	2006	2008
Richard Hartman	PRSP	2003	2004	333,030	2006	2007
	STDIP	2005	2005	88,341	2006	2008
Stevan Porter	PRSP	2003	2004	313,000	2006	2007
	STDIP	2005	2005	80,934	2006	2008

Notes:

(1)	Upon Admission, the number of New Ordinary Shares under the awards shown in the above table will be the same as the number of Existing Ordinary Shares shown.
In addition, the above Directors are technically interested in 2,831,979 Existing Ordinary Shares held in the InterContinental Hotels Group Employee Share Ownership Plan as at 29 April 2005.

5.3	Directors who are participants in the IHG Employee Share Schemes will be treated in the same manner as other participants in those schemes. On the Scheme becoming effective, the Directors will have interests in New Ordinary Shares arising pursuant to their interests in IHG Ordinary Shares under the IHG Employee Share Schemes as a result of the exchange of their existing options and awards for equivalent options and awards over New Ordinary Shares.

5.4	The above interests are based upon the interests of the Directors in Existing Ordinary Shares which (a) have been notified by each Director to IHG pursuant to section 324 or section 328 of the Companies Act on or before 29 April 2005 (the latest practicable date prior to the publication of this document), or (b) are required pursuant to section 325 of the Companies Act to be entered into the register of directors’ interests maintained under that section, or (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a director of IHG, be required to be disclosed under such sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by that Director.

5.5	Save as set out above, no Director (nor any person connected with them) has any interests (beneficial or non-beneficial) in the share capital of IHG or New IHG. Save as set out above, no Director (nor any person connected with them) holds an interest in any other securities of IHG or New IHG.

5.6	No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of any member of the Group and which was effected by any member of the Group during the current or immediately preceding financial year, or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

5.7	There are no outstanding loans or guarantees granted or provided by IHG or any of its subsidiaries to or for the benefit of any Director.

5.8	Details of Directors’ service agreements and letters of appointment and terms of their appointment are set out in paragraph 6 below. The total emoluments receivable by each of the Directors will not be varied as a result of the Scheme.

5.9	Insofar as is known to the Company as at 29 April 2005 (being the latest practicable date prior to the publication of this document), the following persons, directly or indirectly, (a) have the following beneficial interests in three per cent. or more of the issued ordinary share capital of IHG and (b) upon the Scheme becoming effective, are expected to have the following beneficial interests in three per cent. or more of the issued share capital of New IHG immediately after Admission:

	Current holding	Number of New	Percentage of
	of Existing	Ordinary Shares	issued ordinary
Name	Ordinary Shares	upon Admission	share capital

Lloyds TSB Group Plc	26,773,575	19,633,955	4.44%
Legal & General Group PLC	24,233,225	17,771,031	4.02%
Barclays PLC	20,246,584	14,847,494	3.36%
AXA SA	18,121,201	13,288,880	3.00%

5.10	Save as disclosed in paragraph 5.9 above, IHG is not aware of any person who is, or will be, immediately following the Scheme directly or indirectly interested in three per cent. or more of the New Ordinary Shares.

6      Directors’ Service Agreements
6.1    Compensation
In the financial year 2004, the aggregate compensation (including pension contributions, bonuses and awards under the long-term incentive plans) of the Directors was £3,566,563.
In the financial year 2005, the aggregate basic salaries, and fees where relevant, of the New IHG Directors is expected to be £3,876,594.
6.2    Executive Directors’ Service Agreements
Save for the Directors’ service contracts and appointment letters described below, there are no existing or proposed service contracts between any Director and New IHG or any other members of the Group. The definition of “Group” or “Group Company” in paragraphs 6.2 and 6.3 of this Section B of Part 6 also includes associated companies for the time being of any Group Company. “Associated Company” means (i) a company having an ordinary share capital of which not less than 10 per cent. is owned directly or indirectly by IHG or, after the Scheme Effective Time, New IHG or the relevant employing company, as the case may be, (ii) any other company on behalf of which the Directors carry out duties at the request of IHG or, after the Scheme Effective Time, New IHG or the relevant employing company, as the case may be, and (iii) any other company to which any Group Company renders managerial or administrative services in the ordinary course of its business.
The terms and conditions of employment of the following Directors (each being an executive director of the Board (an “Executive Director”)) are as summarised below.

			Date of
			Continuous
			Employment		Leave
			within	Salary (per	(days per		Retirement
Name	Title	Employer	the Group	annum)	annum)	Notice Period	Age

Andrew Cosslett	Chief Executive	Six Continents	3 February 2005	£650,000	25	21 months decreasing to 12 months* (employer) Six months (employee)	60

Richard Hartman	Managing Director, Europe, Middle East and Africa	Six Continents	19 June 1999	AUS$1,197,500	25	12 months (employer) Six months (employee)	60

Richard Solomons	Finance Director	Six Continents	29 June 1992	£415,000	25	12 months (employer) Six months (employee)	60

Stevan Porter	President, the Americas	Six Continents Hotels, Inc.	5 November 2001	US$750,000	25	12 months (employer) Six months (employee)	None

*	Mr Cosslett entered into a service agreement with an initial notice period of 24 months, reducing month by month to 12 months after his first 12 months of employment with Six Continents.
Each of the Executive Directors is eligible to be considered for a discretionary bonus, determined by the Remuneration Committee and based upon performance goals which include both personal objectives and targets linked to the Group’s financial performance. Each of Andrew Cosslett, Richard Hartman and Richard Solomons (the “UK-based Executive Directors”) is entitled to life assurance, private healthcare cover, to full pay sick leave and other benefits for a maximum period of 26 weeks of incapacity and to participate in the InterContinental Executive Pension Plan (including the InterContinental Executive Top Up Scheme). Details of outstanding share options which have been granted to Executive Directors and their interests in the share capital of New IHG and IHG are set out in paragraphs 5.1 and 5.2 of Section B of Part 6 of this document. Each of the UK-based Executive Directors is also entitled to be provided with a fully-expensed company car. Mr Porter is entitled to life insurance and private healthcare cover and participates in US retirement benefits arrangements.
Each Executive Director is subject to confidentiality obligations without limitation in time and to obligations for the protection of the Group’s intellectual property rights.
The employment of each Executive Director may be terminated by the relevant employing company or the Executive Director providing written notice as set out in the table which appears above. Six Continents Hotels, Inc. may also terminate Mr Porter’s employment by making a payment in lieu of notice. The UK-based Executive Directors’ employment may also be terminated with six months’ written notice after a certain period of long term sickness leave and subject to the provisions of the pensions arrangements for early retirement due to ill-health being applicable. Mr Porter’s employment with Six Continents Hotels, Inc. may also be terminated with six months’ written notice in the event of disability, upon receipt of a doctor’s certificate.
The service agreement of each of the UK-based Executive Directors is subject to termination by Six Continents without notice if the UK-based Executive Director has committed any material, repeated or continued breach of his obligations or has been guilty of conduct which has brought himself or any Group Company into disrepute or has been declared bankrupt or compounded with his creditors generally. Mr Porter’s service agreement may be terminated by Six Continents Hotels, Inc. without notice in certain circumstances such as a material, repeated or continued violation of his obligations, wilful misconduct, the commission of a felony involving Six Continents Hotels, Inc. or improper or unethical business activity.
No provision for compensation for early termination or termination following change of control, or for liquidated damages of any kind, are included in any of the Executive Directors’ service agreements.
When notice has been given by either the employer or the Executive Director to terminate his employment, the Executive Director may be excluded from attending his employer’s premises and from communicating with employees, officers, directors, agents or consultants of any Group Company for a period of up to six months (such period being referred to as a garden leave period). Each of the UK-based Executive Directors is also subject to non-compete and non-solicitation of employees obligations for a maximum period of six months following termination of his employment or commencement of the garden leave period, whichever occurs first. Mr Porter is subject to non-compete and non-solicitation of employees, customers and franchisees obligations for a period of six months following termination of his employment with Six Continents Hotels, Inc.
Under the New IHG Articles, the appointment of each Executive Director will be subject to re-election at an annual general meeting of New IHG at least once every three years.
Each of the Executive Directors has signed a letter of appointment with New IHG to act as a director of New IHG with effect from Admission. The terms of this appointment are as set out in each Executive Director’s service agreement, so that all references to IHG in such service agreement shall be deemed to be references to New IHG.

6.3	Non-Executive Directors’ Letters of Appointment

		Date of
		Appointment as
		Non-Executive	Fees	Notice Period by
Name	Title	Director*	(per annum)	Either Party

David Webster	Non-Executive Chairman	15 April 2003	£350,000	Six months

David Kappler	Non-Executive Director, Senior Independent director and Chairman of the Audit Committee	21 June 2004	£80,000	None

Ralph Kugler	Non-Executive Director	15 April 2003	£50,000	None

Robert C. Larson	Non-Executive Director	15 April 2003	£50,000	None

David Prosser	Non-Executive Director and Chairman of the Remuneration Committee	15 April 2003	£65,000	None

Sir Howard Stringer	Non-Executive Director	15 April 2003	£50,000	None

*	David Webster was appointed as Non-Executive Chairman of the Company on 1 January 2004.
The appointment of each non-executive Director (a “Non-Executive Director”) is subject to the IHG Articles and accordingly, they are subject to re-election at an annual general meeting of IHG at least once every three years. In addition, the appointment of Mr Webster may be terminated by either party with six month’s written notice and may be terminated by IHG without any notice in the event of a breach of the terms of his appointment.
Each Non-Executive Director is subject to a confidentiality undertaking without limitation in time, must disclose any potential conflict of interest at the earliest opportunity and must not take up a post with any other company in competition with IHG or any Group Company without prior Board approval. Mr Webster is also subject to non-compete and non-solicitation of employees obligations for a maximum period of six months following termination of his appointment.
Mr Webster is provided with a company car and a chauffeur in connection with the performance of his duties. The Non-Executive Directors are also entitled to reimbursement of business expenses. Other than that, none of the Non-Executive Directors is eligible to receive any other remuneration or benefits as consideration for the performance of his duties (including pension, share options and any other incentive arrangements).
No provision for compensation for early termination or termination following change of control, or for liquidated damages of any kind, are included in any of the Non-Executive Directors’ letters of appointment.
Each of the Non-Executive Directors has agreed letters of appointment with New IHG on the same terms as those which apply to their appointment as Non-Executive Directors of the Board (save that the appointment of each of the Non-Executive Directors, other than Mr Webster, who is subject to a six month notice period, may also be terminated by either party with three month’s notice and by New IHG without notice in the event of a breach of the terms of his appointment), such terms to take effect on Admission. It is proposed that each of the Non-Executive Directors will resign as a director of IHG with effect from Admission.
7      Effect of the Scheme on the IHG Employee Share Schemes
The effect of the Scheme on the IHG Employee Share Schemes is summarised in paragraph 11 of Part 3 of this document.
8      Significant change
There has been no significant change in the financial or trading position of IHG since 31 December 2004, the date to which IHG prepared its latest published financial statements.
New IHG has not traded, nor has there been any significant change in its financial or trading position.

9      Litigation
Save as disclosed below, neither the Company nor any member of Group is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Company or the Group nor, so far as the Company or the Group is aware, are any such proceedings pending or threatened by or against the Company or any member of the Group.
9.1    EBASA
In 1994, EBASA, an Argentinean company, claimed that it negotiated room packages for the World Cup soccer games which Holiday Inns, Inc. (“HII”) failed to deliver and sought US$9 million in damages. HII won a declaratory ruling in the US courts that no contract existed. EBASA then sued in the Argentinean courts. Although the Argentinean courts have recognised the US court decision in several different rulings, EBASA continues to hire new counsel and to file new lawsuits and appeals seeking relief from the US court ruling and raising their claims for damages to a high of US$57,000,000. The large majority of the courts’ decisions have to date been in favour of HII, and in April 2005 the Supreme Court of Argentina ruled that the US declaratory ruling was valid and should be given full force in Argentina. Certain actions brought by EBASA (and a related action brought by the Argentine Football Association in relation to lost sales of tickets with a face value of approximately US$300,000 (exclusive of interest and related legal costs)) remain open in Argentina. The likely outcome cannot be determined at this time.
9.2    St. Charles
In May 1996, St. Charles City Center SAL (“St. Charles”), a former lessor of a former Holiday Inn hotel in Beirut, Lebanon, filed a claim in the Lebanese courts seeking proceeds from an insurance policy which HII recovered through settlement of litigation with the insurance carrier in 1985. The claim against the insurance carrier arose from damages sustained to the hotel and its contents during the armed conflict that occurred in Lebanon during the early 1970s. HII contends, in part, that the proceeds represent recovery for damage to furniture, fixtures, and equipment owned by it, as well as the value of its leasehold interest in the hotel. St. Charles contends that, as the owner of the building, it is entitled to the settlement proceeds.
On 18 May 2004, the court entered a default judgment against the named defendants. The judgment is for US$9.5m (plus interest) since 1985 plus an additional US$5m. The US$9.5m (plus interest) represents the amount the owner erroneously believes that the named defendants(s) received from the carrier and the US$5m is in the nature of a penal fine or punitive damages.
The judgment does not become final until 10 days following formal notification procedure to each of the named defendants, which has not yet been commenced by St. Charles. For various reasons, the judgment is believed to be unenforceable in the US against the named defendants.
10    Material contracts
The contracts described below are the only contracts that have been entered into by members of the Group otherwise than in the ordinary course of business (i) in the two years immediately preceding the date of this document and which are or may be material to the Group or (ii) otherwise than in the two years immediately preceding the date of this document which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, save to the extent identified below:
10.1  Britannia Joint Venture Agreement
Britvic and, amongst others, the Britvic Original Shareholders entered into a joint venture agreement dated 10 February 1986, as amended, pursuant to which Allied’s soft drinks business was acquired by Britvic (which at that time comprised the former soft drinks businesses of Whitbread and IHG in an existing joint venture) in exchange for which Allied received shares in Britvic. This agreement governs the relations of the Britvic Original Shareholders as shareholders of Britvic.

10.2  Britvic IPO Agreement
Britvic and the Britvic Shareholders entered into the Britvic IPO Agreement dated 22 April 2005 providing for PepsiCo Inc.’s rights as a minority shareholder of Britvic and the terms on which the parties would agree to proceed with an initial public offering of Britvic. The parties have agreed, subject, amongst other things, to market conditions, to consider an initial public offering of Britvic prior to 31 December 2008.
The Britvic IPO Agreement also sets out the Britvic Shareholders’ rights to acquire and dispose of Britvic ordinary shares on and following any initial public offering.
If a Britvic initial public offering has occurred, the Britvic IPO Agreement terminates upon the earlier of (a) the date on which each of the Britvic Original Shareholders has decreased its shareholding in Britvic to 3 per cent. or (b) the third anniversary of the date of the listing of Britvic (or, if later, 31 December 2008). If no Britvic initial public offering has occurred, the Britvic IPO Agreement shall terminate upon the earlier of 31 December 2008 or the date upon which the Britvic board of directors decides not to proceed with an initial public offering.
10.3  Disposal to Hospitality Properties Trust (2003)
On 1 July 2003, IHG Resources entered into a Purchase and Sale Agreement with HPT IHG, pursuant to which HPT IHG purchased from IHG Resources 16 Staybridge Suites hotels situated in the United States for US$185 million. The Group continues to manage those hotels.
10.4  Disposal to Hospitality Properties Trust (2004)
On 17 December 2004, BHR Texas L.P., InterContinental Hotels Group Resources, Inc., Crowne Plaza LAX, LLC, Crowne Plaza Hilton Head Holding Company, Holiday Pacific Partners Limited Partnership, 220 Bloor Street Hotel Inc. and Staybridge Markham, Inc. (together, the “Vendors”) entered into a Purchase and Sale Agreement (as amended and restated on 9 February 2005) with HPT IHG-2, pursuant to which HPT IHG-2 purchased from the Vendors 12 hotels situated in the United States and Canada. On the same date, Six Continents International Holdings B.V. (“SIH”) entered into a Stock Purchase Agreement (as amended and restated on 9 February 2005) with HPT IHG-2, pursuant to which HPT IHG-2 purchased from SIH all of the shares in Crowne Plaza (Puerto Rico) Inc., which is the owner of a hotel in Puerto Rico. The total consideration payable by HPT IHG-2 for the sales amounted to US$425 million, before transaction costs, equivalent to net book value (of which US$395 million was received upon the main completion of the sale on 16 February 2005, with the remaining US$30 million to be received upon the completion of the sale of the InterContinental hotel in Austin, expected to be on or around 1 June 2005). The Group will continue to manage the hotels.
In connection with the disposals referred to at paragraphs 10.3 and 10.4 above, IHG has agreed to guarantee certain amounts payable to HPT IHG and HPT IHG-2 in relation to the managed hotels sold by the Group to HPT IHG and HPT IHG-2. The guarantee is for a maximum amount of US$125 million and requires amounts to be paid by IHG to HPT IHG and/or HPT IHG-2 (and/or their designated affiliates) irrespective of the revenue generated by the relevant hotels. The guarantee may be terminated if certain financial tests are met.
10.5  UK Hotels Disposal
A Share Purchase Agreement (the “SPA”) was entered into on 10 March 2005 between Six Continents, IHC London (Holdings) Limited (“IHC Holdings”) and LGR Acquisition and LGR Holdings Limited (“LGR”). Pursuant to the SPA, Six Continents and IHC Holdings (the “Sellers”) have agreed to sell all of the issued ordinary share capital of Six Continents Hotels & Holidays Limited, Holiday Inn Limited, NAS Cobalt No. 2 Limited and London Forum Hotel Limited respectively (together, the “LGR Shares”) to LGR and to transfer to LGR certain contractual rights to the extent they relate to the hotels LGR will indirectly acquire under the SPA (the “LGR Hotels”) and which remain to be completed or performed, or remain in force, after completion of the sale of the LGR Shares to LGR under the SPA.
The agreed sale price for the LGR Shares was £1 billion. Receipt of £40 million of the total proceeds has been deferred, contingent upon certain pre-agreed performance targets being reached. Completion of the SPA is conditional upon the receipt of EC Clearance. Following completion, the Group will continue to manage the LGR Hotels.

Under the SPA, the Sellers gave certain warranties in relation to the assets disposed of and LGR gave certain warranties in relation to its authority to enter into the SPA and its capacity to perform its obligations under the SPA. Certain indemnities were also given by the Sellers.
10.6  Sponsor’s Agreement
An agreement dated 3 May 2005 was entered into between Citigroup and New IHG pursuant to which Citigroup has agreed to act as sponsor for New IHG in connection with the Admission.
Save for the Sponsor’s Agreement noted in paragraph 10.6 above, New IHG has not entered into any contract since its incorporation which is or may be material to the Group or which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group.
11    Information on the CREST settlement system
CREST, the computerised paperless system for settlement of sales and purchases of shares in the London securities markets, commenced operations in July 1996.
The Uncertificated Securities Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the Uncertificated Securities Regulations as a “relevant system”. CREST is the first “relevant system” and is operated by CRESTCo.
The New IHG Articles will contain provisions to enable the New Ordinary Shares to be dematerialised into a relevant system, including CREST. A copy of the New IHG Articles is available for inspection as described in paragraph 16 of Section B of this Part 6 below.
Shareholders will be able to hold eligible shares in electronic form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each Shareholder will be able to choose whether or not to convert his eligible shares into uncertificated form and the Registrar will continue to register written instructions of transfer and issue share certificates in respect of New Ordinary Shares held in certificated form.
It is currently anticipated that the New Ordinary Shares will be eligible to join CREST with effect from Admission.
12    Working Capital
In the opinion of the Company, having regard to the Return and taking account of the Group’s existing bank facilities, the working capital available to the Group is sufficient for its present requirements, that is for the next 12 months following the date of publication of this document.
13    Consents

13.1	Ernst & Young LLP consents to the inclusion in this document of its name, reports and references to them in the form and context in which they appear and has authorised those parts of this document which comprise reports and the said references for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

13.2	Citigroup has given and has not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which it is included.
14    Costs of Proposals
The total costs and expenses of, or incidental to, the Proposals are estimated to be approximately £4 million (exclusive of VAT).
15    Securities laws considerations in certain overseas jurisdictions

15.1	Canada
New IHG is not a reporting issuer in Canada. Accordingly, in certain provinces or territories of Canada, persons who receive Shares pursuant to the Proposals may be restricted from disposing of such Shares in the absence of compliance with applicable statutory exemptions or regulatory relief.

The distribution of New Ordinary Shares in Canada is exempt from the requirement to prepare and file a prospectus under the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia. Subject to compliance with certain conditions, statutory exemptions from the restrictions on resale of the New Ordinary Shares in those provinces are available. In Quebec, a discretionary exemption has been sought from the securities regulatory authority to permit the distribution and resale of New Ordinary Shares in that province. Canadian resident holders of New Ordinary Shares should consult their professional advisers on such matters.
All of the directors and officers of New IHG may be located outside Canada and, as a result, it may not be possible for Canadian holders of IHG Shares to effect service of process within Canada upon each of New IHG or such persons. All or a substantial portion of the assets of New IHG may be located outside Canada and, as a result, it may not be possible to satisfy a judgement against either New IHG or such persons in Canada or to enforce a judgment obtained in Canadian Courts against either New IHG or persons outside Canada.

15.2	Australia
This document has not been, and will not be lodged, with the Australian Securities and Investment Commission as a disclosure document for the purpose of Australia’s Corporations Act 2001 (Cwlth) (the “Corporation Act”).
New IHG Shares issued to IHG Shareholders as a result of the Proposals may not be offered for sale in Australia for at least 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporation Act or unless a compliant disclosure document is produced. Disclosure to investors would not generally be required under Chapter 6D where:

(a)	the shares are offered for sale on the Official List;

(b)	the shares are offered for sale to the categories of “professional investors” described in section 708(11) of the Corporation Act; or

(c)	the shares are offered for sale to persons who are “sophisticated investors” and meet the criteria set out in section 708(8) or 708(10) of the Corporations Act.
However, Chapter 6D of the Corporations Act is complex and, if in any doubt, IHG Shareholders should confer with their professional advisers regarding the position.

15.3	New Zealand
Further to the New Zealand Securities Act (United Kingdom Company Reconstructions) Exemption Notice 1999, New IHG is exempt from certain requirements under the New Zealand Securities Act 1978. The issue of New Ordinary Shares and New IHG ADRs respectively is made in accordance with the laws of the United Kingdom. New IHG may not be subject to New Zealand law and contracts in respect of these securities may not be enforceable in New Zealand courts. Please note that this document is not a prospectus registered under New Zealand law and may not contain all the information that a New Zealand registered prospectus is required to contain.
16    Documents available for inspection
Copies of the following documents may be inspected at the offices of the Company’s legal advisers, Linklaters, at One Silk Street, London, EC2Y 8HQ, during usual business hours on any weekday (Saturdays, Sunday and public holidays excepted), until 1 June 2005 and will also be available for inspection at the Court Meeting and the EGM:

(a)	the memorandum and articles of association of IHG in their current form;

(b)	the proposed memorandum and articles of association of New IHG which are expected to be in place at the time of Admission;

(c)	the audited consolidated accounts of IHG for the year ended 31 December 2004, the 15 months ended 31 December 2003 and the year ended 30 September 2002;

(d)	the letter of Ernst & Young LLP set out in Part 5 of this document;

(e)	copies of the Directors’ service contracts and letters of appointment referred to in paragraph 6 of this Section B of Part 6;

(f)	the Listing Particulars of New IHG;

(g)	the written consents of Ernst & Young LLP and Citigroup referred to in paragraph 13 of this Section B of Part 6;

(h)	the material contracts referred to in paragraph 10 of this Section B of Part 6;

(i)	the Scheme; and

(j)	this document.

PART 7
SCHEME OF ARRANGEMENT
The Scheme of Arrangement

IN THE HIGH COURT OF JUSTICE	No. 2620 of 2005
CHANCERY DIVISION
COMPANIES COURT
IN THE MATTER OF INTERCONTINENTAL HOTELS GROUP PLC
-and -
IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
(under section 425 of the Companies Act 1985)
BETWEEN
INTERCONTINENTAL HOTELS GROUP PLC
AND
THE HOLDERS OF ITS SCHEME SHARES
(as hereinafter defined)

Preliminary

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

Articles of Association	the articles of association of the Company as proposed to be amended by the Special Resolution;

Business Day	a day (excluding Saturday or Sunday or public holidays in England and Wales) on which banks generally are open for business in the City of London for the transaction of normal banking business;

certificated or in certificated form	not in uncertificated form;

Company	InterContinental Hotels Group PLC, incorporated in England and Wales with registered number 4551528;

Court	the High Court of Justice in England and Wales;

Court Meeting	the meeting of the holders of IHG Shares convened by order of the Court pursuant to section 425 of the Companies Act 1985 to consider and, if thought fit, approve this Scheme, including any adjournment thereof;

CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Uncertificated Securities Regulations 2001;

holder	includes any person entitled by transmission;

IHG Shareholders	a holder of IHG Shares;

IHG Shares	ordinary shares of 112 pence each in the capital of the Company;

members	members of the Company on the register of members at any relevant date;

New IHG	New Intercontinental Hotels Group PLC, a public company incorporated and registered in England and Wales under the Companies Act 1985 with registered number 5134420 and to be renamed “InterContinental Hotels Group PLC” with effect from the date of admission of the New IHG Shares to the Official List as maintained by the UK Listing Authority and to trading on the London Stock Exchange plc’s market for listed securities;

New IHG Reduction of Capital	the proposed reduction of capital of New IHG under section 135 of the Companies Act 1985, as described in the Scheme Circular;

New IHG Shares	ordinary shares of £6.25 each (or such lower nominal amount, if any, as results from the reduction of capital of New IHG referred to in Preliminary (F) to this Scheme) in the capital of New IHG;

Record Time	9.00 p.m. on the Business Day immediately preceding the Scheme Effective Time;

Scheme	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

Scheme Circular	the document dated 3 May 2005 sent by the Company to the holders of the IHG Shares of which this Scheme forms part;

Scheme Effective Time	the date and time on which this Scheme becomes effective in accordance with Clause 6;

Scheme Shares	(i) the IHG Shares in issue at the date of this Scheme;

(ii) any IHG Shares issued after the date of this Scheme and before the Voting Record Time; and

(iii) any IHG Shares issued at or after the Voting Record Time and before 6.00 p.m. on the day before the date on which the order of the Court is made sanctioning this Scheme (and confirming the reduction of capital of the Company forming part thereof) in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by this Scheme;

Special Resolution	the resolution set out in the notice convening the extraordinary general meeting of the Company set out in Part 9 of the Scheme Circular;

uncertificated or in uncertificated form	recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST; and

Voting Record Time	6.00 p.m. on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of the adjourned meeting, and references to Clauses are to Clauses of this Scheme.

(B)	The authorised share capital of the Company at the date of this Scheme is £10,000,049,999.36 divided into 8,928,571,428 ordinary shares of 112 pence each and 50,000 ordinary shares of £1 each, of which as at the close of business on 29 April 2005, (i) 603,293,788 ordinary shares of 112 pence each had been issued and were credited as fully paid and the remainder were unissued, and (ii) all of the 50,000 ordinary shares of £1 each were unissued. It is proposed that prior to the date on which the order of the Court is made sanctioning this Scheme, 1 authorised but unissued IHG Share be reclassified as a deferred share of 112 pence which shall be issued to New IHG at par for cash.

(C)	Prior to the Scheme Effective Time, the Company may issue a limited number of IHG Shares so as to ensure that there will be a whole number of New IHG Shares in issue after the Scheme Effective Time.

(D)	New IHG was incorporated on 21 May 2004 under the Companies Act 1985 as a private limited company with the name Hackremco (No. 2154) Limited, changed its name on 24 March 2005 to New InterContinental Hotels Group Limited and was on 27 April 2005 re-registered under the Companies Act 1985 as a public limited company. It is intended that, subject amongst other things to the Scheme becoming effective, New IHG will, with effect from the date of Admission, adopt the name “InterContinental Hotels Group PLC” and the Company will change its name to InterContinental Hotels PLC and, shortly thereafter, re-register as a limited company.

(E)	The authorised share capital of New IHG at the date of this Scheme is £50,100 divided into 100 ordinary shares of £1 each and 1 redeemable preference share of £50,000, of which 2 ordinary shares and 1 redeemable preference share have been issued and are credited as fully paid and the remainder are unissued.

(F)	It is proposed that, subject to certain conditions being fulfilled including this Scheme becoming effective, the capital of New IHG be reduced by reducing the nominal value of each New IHG Share pursuant to a special resolution of the holders of New IHG Shares passed before the date of this Scheme.

(G)	New IHG has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by and to undertake to the Court to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.
The Scheme

1	Cancellation of the Scheme Shares

1.1	The capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares.

1.2	Subject to and forthwith upon the said reduction of capital taking effect:

1.2.1	the authorised share capital of the Company shall be increased to its former amount by the creation of such number of IHG Shares as shall be equal to the number of Scheme Shares cancelled pursuant to Clause 1.1; and

1.2.2	the reserve arising in the books of account of the Company as a result of the said reduction of capital shall be capitalised and applied in paying up in full at par the IHG Shares created pursuant to Clause 1.2.1 which shall be allotted and issued credited as fully paid to New IHG, as the holder of the deferred share referred to in preliminary (B) above, and/or its nominee(s).

2	Consideration for the cancellation of the Scheme Shares

2.1	In consideration of the cancellation of the Scheme Shares and the allotment and issue of the IHG Shares as provided in Clause 1.2.2, New IHG shall (subject to the remaining provisions of this Clause and of Clause 3.4):

2.1.1	allot and issue to the holders of Scheme Shares (as appearing in the register of members of the Company at the Record Time) New IHG Shares, credited as fully paid, on the following basis:

For every 15 Scheme Shares then held and so in proportion for holdings of Scheme Shares which are less than or not multiples of 15	11 New IHG Shares

2.1.2	pay £1.65 per Scheme Share to such holders in accordance with the provisions of Clauses 3.1 and 3.2 of this Scheme.

2.2	The New IHG Shares to be issued pursuant to this Clause shall rank pari passu in all respects with all other fully paid New IHG Shares in issue at the Scheme Effective Time.

2.3	No fraction of a New IHG Share shall be allotted to any holder of Scheme Shares, but all fractions to which, but for this sub-clause, holders of Scheme Shares would have become entitled shall be aggregated and sold in the market as soon as practicable after the Scheme Effective Time and the net proceeds of sale shall be paid to such holders in due proportions.

2.4	The provisions of this Clause 2 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside the United Kingdom or who the Company reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, the Company is advised that the allotment and/or issue of New IHG Shares pursuant to this Clause 2 would or may infringe the laws of such jurisdiction or would or may require the Company or New IHG to comply with any governmental or other consent or any registration, filing or other formality with which the Company or New IHG is unable to comply or compliance with which the Company or New IHG regards as unduly onerous, the Company will (unless such shareholder satisfies the Company that no such infringement or requirement would apply) be authorised by the Articles of Association to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Record Time, the Scheme Shares held by such holder to a nominee to hold such Scheme Shares on trust for that holder, on terms that the nominee shall sell the New IHG Shares, if any, that it receives pursuant to the Scheme in respect of such Scheme Shares as soon as practicable following the Scheme Effective Time.

2.5	Any sale of New IHG Shares pursuant to Clause 2.4 shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale, including any value added tax payable on the proceeds of sale) shall be paid to the persons entitled thereto in due proportions by delivering a cheque to, or crediting the CREST account of, such person in accordance with the provisions of Clauses 3.1 and 3.2 of this Scheme. To give effect to any such sale, the nominee referred to in Clause 2.4 and/or the person appointed by the Company in accordance with Clause 2.4 (as the case may be) shall be authorised as attorney on behalf of the holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, New IHG (nor their respective directors or officers), the nominee or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

3	Settlement of Consideration

3.1	Not later than 14 days after the Scheme Effective Time, New IHG shall:

3.1.1	allot and issue all New IHG Shares which it is required to allot and issue to give effect to this Scheme and:

(a)	in the case of Scheme Shares which at the Record Time are in certificated form, issue such New IHG Shares in certificated form and, after the New IHG Reduction of Capital (provided that the New IHG Reduction of Capital is effective within seven days of the Scheme Effective Time), despatch or procure the despatch of certificates to reflect the holdings of New IHG Shares after the New IHG Reduction of Capital to the persons entitled thereto, or as they may direct, in accordance with the provisions of Clause 3.2; or

(b)	in the case of Scheme Shares which at the Record Time are in uncertificated form, issue such New IHG Shares in uncertificated form and, after the New IHG Reduction of Capital (provided that the New IHG Reduction of Capital is effective within seven days of the Scheme Effective Time), procure that CRESTCo Limited is instructed to credit the appropriate stock account in CREST of the holder concerned to reflect the holdings of New IHG Shares after the New IHG Reduction of Capital, provided that New IHG reserves the right to settle all or part of such consideration in the manner referred to in Clause 3.1.1(a) if, for any reason, it wishes to do so; and

3.1.2	in the case of Scheme Shares which at the Record Time are in certificated form, deliver or procure the delivery to the person entitled thereto, or as they may direct, in accordance with the provisions of Clause 3.2, cheques for the sums payable to them respectively in accordance with Clause 2 and, in the case of Scheme Shares which at the Record Time are in uncertificated form, ensure that an assured payment obligation in respect of the sums payable to the persons entitled thereto is created in accordance with the CREST assured payment arrangements, provided that New IHG reserves the right to make payment of the said sums by cheque as aforesaid if, for any reason, it wishes to do so.

3.2	All deliveries of certificates or cheques required to be made pursuant to this Scheme shall be effected by sending the same by first class post in prepaid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the register of members of the Company at the Record Time (or, in the case of joint holders, at the address of that one of the joint holders whose name stands first in the said register in respect of such joint holding at such time) or in accordance with any special instructions regarding communications, and none of the Company, New IHG, the nominee referred to in Clause 2.4 or the person appointed by the Company in accordance with Clause 2.4 shall be responsible for any loss or delay in the transmission of any certificates or cheques sent in accordance with this sub-clause which shall be sent at the risk of the persons entitled thereto.

3.3	All cheques shall be made payable to the persons respectively entitled to the moneys represented thereby (or, in the case of joint holders, to that one of the joint holders whose name stands first in the register of members of the Company in respect of such joint holding at the Record Time) or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque or the creation of any such assured payment obligation as is referred to in Clause 3.1.2 shall be a complete discharge for the moneys represented thereby.

3.4	The provisions of this Clause and of Clause 2 shall be subject to any condition or prohibition imposed by law.

4	Certificates for Scheme Shares
With effect from and including the Scheme Effective Time:

4.1	all certificates representing Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein and every holder of Scheme Shares shall be bound at the request of the Company to deliver up the certificate(s) for its holding thereof to the Company or as it may direct; and

4.2	CRESTCo shall be instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form.

5	Dividend and other mandates
All mandates and other instructions to the Company in force at the Record Time (and whether relating to Scheme Shares or given more generally by or on behalf of a holder of Scheme Shares) shall, unless and until revoked or amended, be deemed as from the Scheme Effective Time to be valid and effective mandates and instructions to New IHG in relation to the New IHG Shares issued in respect thereof.

6	The Scheme Effective Time

6.1	This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Companies Act 1985 and confirming under section 137 of the said Act the reduction of capital provided for by this Scheme shall have been delivered to the Registrar of Companies in England and Wales for registration and, in the case of the confirmation of the reduction of capital, registered by him.

6.2	Unless this Scheme shall have become effective on or before 31 December 2005, or such later date, if any, as the Company and New IHG may agree and the Court may allow, the same shall never become effective.

7	Modification
The Company and New IHG may jointly consent on behalf of all concerned to any modification of, or addition to, this Scheme or any condition which the Court may approve or impose.
Dated 3 May 2005

PART 8
NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	No. 2620 of 2005
CHANCERY DIVISION
COMPANIES COURT
MR REGISTRAR SIMMONDS
IN THE MATTER OF INTERCONTINENTAL HOTELS GROUP PLC
-and -
IN THE MATTER OF THE COMPANIES ACT 1985
NOTICE IS HEREBY GIVEN that by an Order dated 29 April 2005 made in the above matters the Court has directed a meeting to be convened of the holders of the Ordinary Shares of 112 pence each in the capital of the above-named InterContinental Hotels Group PLC (the “Company”) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made between the Company and the holders of the Scheme Shares (as defined in the said Scheme) and that such meeting will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 1 June 2005 at 11.00 a.m. (or as soon thereafter as the Annual General Meeting (as defined in the document of which this Notice forms part) shall have been concluded or adjourned), at which place and time all holders of the said shares are requested to attend.
A copy of the said scheme of arrangement and a copy of the statement required to be furnished pursuant to section 426 of the above-mentioned Act are incorporated in the document of which this notice forms part.
Shareholders may vote in person at the said meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A pink form of proxy for use at the said meeting is enclosed with this notice.
It is requested that forms appointing proxies be lodged with the Registrar of the Company, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LU not less than 48 hours before the time appointed for the said meeting but if forms are not so lodged they may be handed to the chairman at the meeting.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.
Entitlement to attend and vote at the meeting or any adjournment thereof and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day which is two days before the date of the meeting or adjourned meeting (as the case may be). In each case, changes to the register of members of the Company after such time shall be disregarded.
By the said order, the Court has appointed David Webster or, failing him, Andrew Cosslett or, failing him, David Kappler, to act as chairman of the said meeting and has directed the chairman to report the result thereof to the Court.
The said scheme of arrangement will be subject to the subsequent sanction of the Court.
Dated 3 May 2005
LINKLATERS (Justine Fender/ Matthew Elliott)
One Silk Street
London EC2Y 8HQ
Solicitors for the Company

PART 9
NOTICE OF EXTRAORDINARY GENERAL MEETING
INTERCONTINENTAL HOTELS GROUP PLC
Notice of Extraordinary General Meeting
NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 1 June 2005 at 11.15 a.m. (or as soon thereafter as the Court Meeting (as defined in the document of which this Notice forms part) shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution:
SPECIAL RESOLUTION
THAT:

(1)	for the purpose of giving effect to the scheme of arrangement dated 3 May 2005, between the Company and the holders of its Scheme Shares (as defined in the said scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the chairman thereof in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the “Scheme”):

(a)	the capital of the Company be reduced by cancelling and extinguishing all the Scheme Shares (as defined in the Scheme); and

(b)	subject to and forthwith upon the said reduction of capital taking effect and notwithstanding any other provision in the Company’s Articles of Association:

(i)	the capital of the Company be increased to its former amount by the creation of such number of ordinary shares of 112 pence each (“Ordinary Shares”) as shall be equal to the number of Scheme Shares cancelled pursuant to paragraph (a) above;

(ii)	the reserve arising in the books of account of the Company as a result of the said reduction of capital be capitalised and applied in paying up in full at par the Ordinary Shares, such Ordinary Shares to be allotted and issued credited as fully paid to New InterContinental Hotels Group PLC and/or its nominee(s); and

(iii)	the directors of the Company be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the Ordinary Shares provided that (1) the maximum aggregate nominal amount of Ordinary Shares which may be allotted hereunder is £750,000,000, (2) this authority shall expire on 31 December 2005 and (3) this authority shall be in addition and without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed;

(2)	with effect from the passing of this resolution, the Articles of Association of the Company be amended by the adoption and inclusion of the following new article 11A.
“SCHEME OF ARRANGEMENT

11A (A)	In this Article, the “Scheme” means the scheme of arrangement dated 3 May 2005 between the Company and the holders of its Scheme Shares (as defined in the Scheme) under Section 425 of the Companies Act 1985 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article.

(B)	Notwithstanding any other provision of these Articles, if the Company issues any Ordinary Shares after the adoption of this Article and before 6.00 p.m. on the day before the date on which the order of the Court is made sanctioning the Scheme (and confirming the reduction of capital of the Company forming part thereof), such shares shall be issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

(C)	In connection with the Scheme, if, in respect of any holder of Scheme Shares with a registered address outside the United Kingdom or who the Company reasonably believes is a citizen, resident or national of a jurisdiction outside the United Kingdom, the Company is advised that the allotment and/ or issue of the New IHG Shares pursuant to Clause 2.1 of the Scheme would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require the Company or New IHG to observe any governmental or other consent or any registration, filing or other formality with which the Company or New IHG cannot comply or compliance with which the Company or New IHG considers unduly onerous, the Company shall (unless such shareholder satisfies the Company that no such infringement or requirement would apply) be entitled to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Record Time, the Scheme Shares held by such holder to a nominee to hold such Scheme Shares on trust for that holder, on terms that the nominee shall sell the New IHG Shares, if any, that it receives pursuant to the Scheme in respect of such Scheme Shares as soon as practicable following the Scheme Effective Time provided always that any such sale shall be at the best price which can reasonably be obtained at the time of sale and that the proceeds of such sale (net of the expenses of sale including commissions and value added tax) shall be paid to such shareholder by delivering a cheque to, or crediting the CREST account of, such shareholder in accordance with the provisions of Clauses 3.1 and 3.2 of the Scheme.

(D)	The instrument of transfer executed by an appointee of the Company pursuant to Article 11A(C) above shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to the Scheme Shares to which such instrument relates and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto.

(E)	To give effect to any sale of New IHG Shares following the Scheme Effective Time pursuant to Article 11A(C) above, the nominee referred to in such Article shall be authorised as attorney on behalf of the holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and do all other things which he may consider necessary or expedient in connection with the sale.

(F)	In the absence of bad faith or wilful default, neither the Company, New IHG (nor any of their respective directors or officers), nor any nominee or person appointed by the Company pursuant to Article 11A(C) above shall be responsible for any loss or damage to any person arising from any transaction pursuant to Article 11A(C) or for any alleged insufficiencies of the terms or the timing of such sale.

(G)	In the case of Scheme Shares held in uncertificated form through CREST, the provisions of Article 11A(C) above are subject to any restrictions applicable under the Uncertificated Securities Regulations 2001.”

(3)	with effect from the passing of this resolution:

(a)	one authorised but unissued share of the Company be reclassified as a deferred share of 112 pence (the “Deferred Share”), such Deferred Share to have the rights set out in the Articles of Association of the Company as amended pursuant to paragraph (b) below;

(b)	the Articles of Association of the Company be altered by the adoption and inclusion of the following new Article:
              “4B Deferred Share

The deferred share so designated by special resolution of the Company passed on the same date as the date of adoption of this Article (the “Deferred Share”) shall have all the rights of an Ordinary Share as set out in these Articles, save that:

(i)	the holder of the Deferred Share shall not be entitled to receive otherwise than pursuant to the Scheme a dividend or other distribution or to have any other right to participate in the profits of the Company;

(ii)	the holder of the Deferred Share shall have no right to attend or vote at any general meeting of the Company; and

(iii)	on a return of capital or winding-up of the Company, the holder of the Deferred Share shall be entitled, subject to the payment to the holders of all other classes of shares of the amount paid up or credited as paid up on such shares, to repayment of the amounts paid up or credited as paid up on the Deferred Share, but shall have no further or other right to participate in the assets of the Company”;

(c)	the Directors be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the said Deferred Share provided that (1) this authority shall expire on 31 December 2005 and (2) this authority shall be in addition and without prejudice to any authority under the said section 80 previously granted and in force on the date on which this resolution is passed; and

(d)	pursuant to and during the period of the said authority the Directors be empowered to allot the said Deferred Share wholly for cash as if section 89(1) of the said Act did not apply to any such allotment; and

(4)	with effect from the passing of this resolution, the proposed reduction of capital of New InterContinental Hotels Group PLC approved (or to be approved) by a resolution of the shareholders of New InterContinental Hotels Group PLC to implement the New IHG Reduction of Capital (as described in Part 3 of the document dated 3 May 2005 sent by the Company to the holders of Ordinary Shares of which the Scheme forms part) be and is hereby approved.

(5)	Subject to and following the Scheme becoming effective in accordance with its terms, the name of the Company be changed to InterContinental Hotels PLC with effect from the date of admission to the Official List as maintained by the UK Listing Authority and to trading on the London Stock Exchange plc’s market for listed securities of the ordinary shares in New InterContinental Hotels Group PLC to be issued pursuant to the Scheme.
By order of the Board
Richard Winter
Company Secretary
3 May 2005
Registered office
67 Alma Road
Windsor
Berkshire
SL4 3HD

Notes:

(1)	A member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his place. A proxy need not be a member of the Company.

(2)	A Form of Proxy is enclosed which, to be effective, must be completed and deposited, together with the power of attorney or other authority, if any, under which it is signed or a duly certified copy thereof, with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6LU not less than 48 hours before the time set for the meeting. Completion and return of the Form of Proxy does not preclude a shareholder of the Company from attending and voting in person.

(3)	Entitlement to attend and vote at the meeting or any adjournment thereof and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day which is two days before the date of the meeting or adjourned meeting (as the case may be). In each case, changes to the register of members of the Company after such time shall be disregarded.

(4)	For the purposes of section 95(5) of the Companies Act 1985, the Board recommends resolution 3(d) in order to finalise the issue of Ordinary Shares to New InterContinental Hotels Group PLC, pursuant to the Scheme. The amount to be paid to the Company in respect of the allotment of the Deferred Share will be its nominal value, which the Board believes is the appropriate amount to be paid in respect of such allotment, given the nature and extent of the rights attaching to the Deferred Share.

DEFINITIONS
The following definitions shall apply to words and phrases used in this document except where the context requires otherwise, and except in Parts 5, 7, 8 and 9 of this document which contain separate definitions.

Admission and Disclosure Standards	means the requirements contained in the publication Admission and Disclosure Standards dated July 2001 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s market for listed securities

Admission	means the admission of the New Ordinary Shares to (i) the Official List and (ii) trading on the London Stock Exchange’s markets for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards

ADR	means an American depositary receipt evidencing an ADS

ADR Depositary	means the Bank of New York in its capacity as the IHG ADR depositary under the IHG ADR Deposit Agreement or as the New IHG ADR depositary under the New IHG ADR Deposit Agreement, as the case may be

ADS	means an American depositary share

Annual General Meeting or AGM	means the annual general meeting of the Company (or any adjournment thereof) convened by the Board to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 10.30 a.m. on 1 June 2005

billion	means a thousand million

Board	means the board of the directors of IHG from time to time

Britvic	means Britannia Soft Drinks Limited

Britvic Original Shareholders	means Allied Domecq PLC, IHG and Whitbread Group PLC

Britvic Shareholders	means Allied Domecq PLC, IHG, PepsiCo Inc., and Whitbread Group PLC

Britvic SIP	means the Britvic Share Incentive Plan

Business Day	means a day (excluding a Saturday or Sunday or public holidays in England and Wales) on which banks generally are open for business in the City of London for the transaction of normal banking business

certificated or in certificated form	means, when used in relation to shares, not uncertificated

Citigroup	means Citigroup Global Markets Limited, trading as Citigroup.

Companies Act	means the Companies Act 1985, as amended

Court	means the High Court of Justice in England and Wales

Court Hearing	means the hearing of the petition to sanction the Scheme, or the hearing of the petition to confirm the New IHG Reduction of Capital, as the context requires

Court Meeting	means the meeting of IHG Shareholders convened by order of the Court pursuant to section 425 of the Companies Act for 1 June 2005, notice of which is set out in Part 8 of this document, and any adjournment of that meeting

Court Order	means the order of the Court sanctioning the Scheme (and confirming the reduction of capital of IHG comprising part thereof)

and/or confirming the New IHG Reduction of Capital, as the context requires

CREST	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations

CRESTCo	means CRESTCo Limited, the operator of CREST

Deferred Share	means the deferred share of 112 pence in the capital of the Company, to be designated as such pursuant to the special resolution set out in Part 9 of this document

Directors	means the directors of IHG as set out on pages 31 and 32 of this document

EC Clearance	means a decision taken by the European Commission declaring the UK Hotels Disposal compatible with the common market without imposing any conditions or obligations that are not on terms reasonably satisfactory to LGR Acquisition or a decision to refer the UK Hotels Disposal to the competent competition authorities of the United Kingdom

Existing Ordinary Shares	means ordinary shares of 112 pence each in the capital of IHG which, if held at the Scheme Record Time, will entitle the holder to participate in the Scheme

Extraordinary General Meeting or EGM	means the Extraordinary General Meeting of IHG, convened for 1 June 2005 and notice of which is set out in Part 9 of this document, and any adjournment of that meeting

Form of Proxy	means the PINK Form of Proxy for use at the Court Meeting or the GREEN Form of Proxy for use at the EGM as the context may require, and the notes thereon, and Forms of Proxy shall mean both of them

FSMA	means the Financial Services and Markets Act 2000

Group	means IHG and its subsidiaries and subsidiary undertakings and, with effect from the Scheme becoming effective, New IHG and its subsidiaries and subsidiary undertakings (including, for the avoidance of doubt, IHG), and “Group Company” means any member of any such Group

HPT	means Hospitality Properties Trust

HPT IHG	means HPT IHG Properties Trust

HPT IHG-2	means HPT IHG-2 Properties Trust

IHG or the Company	means InterContinental Hotels Group PLC, a public company incorporated and registered in England and Wales under the Companies Act with registered number 4551528 which changed its name to InterContinental Hotels Group PLC from Hackplimco (No. 112) plc with effect from 17 January 2003

IHG ADR	means an ADR evidencing an ADS representing one IHG Ordinary Share, issued by the ADR Depositary in accordance with the IHG ADR Deposit Agreement

IHG ADR Deposit Agreement	means the deposit agreement between IHG, the ADR Depositary and the holders from time to time of the IHG ADRs

IHG Articles	means the current articles of association of the Company

IHG Employee Share Schemes	means the InterContinental Hotels Group Executive Share Option Plan, the InterContinental Hotels Group Sharesave Plan, the InterContinental Hotels Group Performance Restricted Share Plan

and the InterContinental Hotels Group Short Term Deferred Incentive Plan

IHG Ordinary Shares	means ordinary shares with a nominal value of 112 pence each in the share capital of IHG

IHG Resources	means InterContinental Hotels Group Resources, Inc.

IHG Shareholder	means a holder of Existing Ordinary Shares

ISA	means an individual savings account

Listing Particulars	means the listing particulars relating to New IHG dated 3 May 2005

Listing Rules	means the rules and regulations made by the UK Listing Authority pursuant to section 74 of FSMA as amended from time to time

London Stock Exchange	means the London Stock Exchange plc or any recognised investment exchange for the purposes of FSMA which may take over the function of the London Stock Exchange plc

New IHG	means New InterContinental Hotels Group PLC, a public company incorporated and registered in England and Wales under the Companies Act with registered number 5134420, being the parent company of the Group following the Scheme becoming effective, and to be renamed “InterContinental Hotels Group PLC” with effect from the date of Admission as further provided for in this document

New IHG ADR	means an ADR evidencing an ADS representing one New Ordinary Share, issued by the ADR Depositary in accordance with the New IHG ADR Deposit Agreement

New IHG ADR Deposit Agreement	means the deposit agreement between New IHG, the ADR Depositary and the holders from time to time of the New IHG ADRs

New IHG ADS	means an American depositary share representing one New Ordinary Share

New IHG Articles	means the new memorandum and articles of association of New IHG which are expected to be adopted prior to the Scheme Effective Time

New IHG Directors	means the directors of New IHG

New IHG Employee Share Schemes	means the new employee share schemes to be adopted by New IHG, namely the InterContinental Hotels Group Executive Share Option Plan, the InterContinental Hotels Group Sharesave Plan, the InterContinental Hotels Group Performance Related Share Plan, the InterContinental Hotels Group Short Term Deferred Incentive Plan, the InterContinental Hotels Group Share Incentive Plan, the Britvic Share Incentive Plan and the InterContinental Hotels Group US Employee Stock Purchase Plan

New IHG Reduction of Capital	means the proposed reduction of capital of New IHG under section 135 of the Companies Act described in Part 3 of this document

New IHG Shareholder(s)	means holders of New Ordinary Shares

New IHG Subscribers	means holders of the two ordinary shares in New IHG in issue as at the date of this document who are partners of Linklaters, IHG’s English law advisers

New Ordinary Shares	means:

(i) prior to the New IHG Reduction of Capital the ordinary shares of £6.25 each in the capital of New IHG to be allotted and issued pursuant to the Scheme or otherwise prior to the Court Hearing in respect of the New IHG Reduction of Capital; and

(ii) following the New IHG Reduction of Capital the ordinary shares of 10 pence each in the capital of New IHG

Official List	means the official list maintained by the UK Listing Authority

Overseas Shareholders	means Shareholders with a registered address or resident in, or citizens or nationals of, jurisdictions outside of the UK

PEP	means a personal equity plan

Proposals	means (i) the Return to be achieved through the implementation of the Scheme and (ii) the New IHG Reduction of Capital

Redeemable Preference Share	means the redeemable preference share of £50,000 nominal amount in the capital of New IHG

Registrar	means Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA

Return	means the proposed return of approximately £1 billion to Shareholders to be effected by the Scheme, subject to completion of the UK Hotels Disposal and IHG Shareholder and Court approval

RevPAR	means room revenue divided by the number of room nights that are available (can be mathematically derived from occupancy rate multiplied by average room rate)

Scheme or Scheme of Arrangement	means the scheme of arrangement under section 425 of the Companies Act (including a reduction of capital of IHG) between IHG and holders of Scheme Shares, details of which are set out in Part 7 of this document, in its original form or including any modification, addition or condition approved or imposed by the Court

Scheme Effective Time	means the time at which the Scheme becomes effective in accordance with its terms, expected to be shortly before 8.00 a.m. on 27 June 2005

Scheme Record Time	means 9.00 p.m. on the Business Day immediately preceding the Scheme Effective Time

Scheme Shares	means:

(i) IHG Ordinary Shares in issue at the date of the Scheme;

(ii) any IHG Ordinary Shares issued after the date of the Scheme and before the Voting Record Time for the Court Meeting; and

(iii) any IHG Ordinary Shares issued at or after the Voting Record Time for the Court Meeting and before 6.00 p.m. on the day before the date on which the order of the Court is made sanctioning the Scheme (and confirming the reduction of capital of the Company forming part thereof) in respect of which the original or any subsequent holders thereof are, or shall before the date of such order have agreed in writing to be, bound by the Scheme

SEC	means the US Securities and Exchange Commission

Securities Act	means the US Securities Act of 1933, as amended

Securities Exchange Act	means the US Securities Exchange Act of 1934, as amended

Shareholders	means holders of Existing Ordinary Shares and/or New Ordinary Shares as the context requires

Six Continents	means Six Continents PLC, a public company incorporated and registered in England and Wales with registered number 00913450, which changed its name to Six Continents PLC from Bass PLC with effect from 27 July 2001

subsidiary	has the meaning ascribed to it in the Companies Act

subsidiary undertaking	has the meaning ascribed to it in the Companies Act

United Kingdom or UK	means the United Kingdom of Great Britain and Northern Ireland

UK Hotels Disposal	means the sale of 73 hotels and associated companies by members of the Group (conditional on EU Clearance) pursuant to the terms of the share purchase agreement as more particularly described in paragraph 10.5 of Section B of Part 6 of this document

UK Listing Authority	means the Financial Services Authority, in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the Admission to the Official List otherwise than in accordance with Part VI of FSMA

uncertificated or in uncertificated form	means, when used in relation to shares, recorded on the relevant share register as being held in uncertificated form in CREST and title to which, by virtue of the Uncertificated Securities Regulations, may be transferred by means of CREST

Uncertificated Securities Regulations	means the Uncertificated Securities Regulations 2001

United States or US	means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

Voting Record Time	means, in relation to the Court Meeting, 6.00 p.m. on 30 May 2005 and, in relation to the EGM, 6.00 p.m. on 30 May 2005 or, if either meeting is adjourned, 6.00 p.m. on the day which is two days before the date of the adjourned meeting

U48491